UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR — **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES — **Date: June 30, 2005**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**
4 - NIRE (State Registration Number) **353.001.861.33**		

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia	
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -	
15 - E-MAIL ri@cpfl.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo				
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana	
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -	
16 - E-MAIL jfilippo@cpfl.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	2	04.01.2005	06.30.2005	1	01.01.2005	03.31.2005
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					**10 - CVM CODE** 00385-9		
11. PARTNER IN CHARGE José Carlos Amadi					**12 - CPF (INDIVIDUAL TAX ID)** 060.494.668-66		

1

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 06.30.2005	2 –Previous Quarter 03.31.2005	3 – Same Quarter of Last Year 06.30.2004
Paid-in Capital			
1 - Common	456,734,666	451,628,769	4,118,697,977
2 - Preferred	0	0	0
3 - Total	456,734,666	451,628,769	4,118,697,977
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **112 – Electric energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE Dividends	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04.29.2005	Dividends	05.12.2005	ON	0.3103139460
02	RCA	06.29.2005	Interest on equity	09.09.2005	ON	0.1684122660
03	RCA	08.09.2005	Dividends	09.09.2005	ON	0.7086771370

2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	05.06.2005	4,107,344	25,308	Assets or Credits Subscription	1,440,409	17.5700000000
02	06.20.2005	4,192,921	85,577	Merger of Shares	3,665,488	23.3467911640
03	07.25.2005	4,266,589	73,667	Assets or Credits Subscription	4,159,647	17.7100000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 08/09/2005	2 – SIGNATURE



02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 06/30/2005	4 - 03/31/2005
1	Total assets	4,722,176	4,537,970
1.01	Current assets	754,493	618,976
1.01.01	Cash and banks	228,597	330,964
1.01.02	Credits	525,896	288,012
1.01.02.01	Dividends and interest on equity	444,994	243,424
1.01.02.02	Other receivables	2	115
1.01.02.03	Financial Investments	19,451	0
1.01.02.04	Recoverable taxes	61,449	44,473
1.01.03	Inventories	0	0
1.01.04	Other	0	0
1.02	Noncurrent assets	152,538	0
1.02.01	Other receivables	109,209	0
1.02.01.01	Financial Investments	109,209	0
1.02.02	Related parties	43,329	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	43,329	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	3,815,145	3,918,994
1.03.01	Investments	3,814,991	3,918,898
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	3,814,991	3,918,898
1.03.01.02.01	Permanent equity interests	2,767,664	2,913,010
1.03.01.02.02	Goodwill and negative goodwill	1,047,327	1,005,888
1.03.01.03	Other investments	0	0
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	154	96

4

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 06/30/2005	4 - 03/31/2005
2	Total liabilities and shareholders' equity	4,722,176	4,537,970
2.01	Current liabilities	435,550	173,408
2.01.01	Loans and financing	17,297	23,085
2.01.01.01	Interest on debts	3,195	1,755
2.01.01.02	Loans and financing	14,102	21,330
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,296	3,886
2.01.04	Taxes and social contributions payable	19,485	628
2.01.05	Dividends and interest on equity	389,059	140,147
2.01.06	Reserves	0	0
2.01.07	Related parties	0	58
2.01.08	Other	7,413	5,604
2.01.08.01	Employee Profit Sharing	0	13
2.01.08.02	Accrued liabilities	10	8
2.01.08.03	Derivative contracts	7,398	5,581
2.01.08.04	Other	5	2
2.02	Long-term liabilities	79,759	102,934
2.02.01	Loans and financing	56,409	85,318
2.02.02	Debentures	0	0
2.02.03	Reserves	0	0
2.02.04	Related parties	0	0
2.02.05	Other	23,350	17,616
2.02.05.01	Derivative contracts	23,350	17,616
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,206,867	4,261,628
2.05.01	Capital	4,192,921	4,082,036
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	13,946	13,946
2.05.04.01	Legal	13,946	13,946
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	0	165,646

5

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 – Code	2 – Description	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5 - 04/01/2004 to 06/30/2004	5 - 01/01/2004 to 06/30/2004
3.01	Operating revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	239,892	405,961	189,099	177,140
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(2,334)	(3,821)	(6,451)	(11,094)
3.06.03	Financial	(7,036)	(17,180)	14,443	(17,350)
3.06.03.01	Financial income	92,923	103,199	55,244	66,541
3.06.03.01.01	Interest on equity	80,273	80,273	52,110	52,110
3.06.03.01.02	Other	12,650	22,926	3,134	14,431
3.06.03.02	Financial expenses	(99,959)	(120,379)	(40,801)	(83,891)
3.06.03.02.01	Interest on equity	(76,920)	(76,920)	0	0
3.06.03.02.02	Goodwill amortization	(13,438)	(26,875)	(18)	(36)
3.06.03.02.03	Other financial expenses	(9,601)	(16,584)	(40,783)	(83,855)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

6

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

3.06.06	Equity in subsidiaries	249,262	426,962	181,107	205,584
3.06.06.01	Companhia Paulista de Força e Luz	179,797	295,182	140,093	117,600
3.06.06.02	CPFL Geração de Energia S.A.	30,196	53,633	20,651	36,722
3.06.06.03	CPFL Comercialização Brasil S.A.	39,247	78,125	20,363	51,262
3.06.06.04	Companhia Piratininga de Força e Luz	22	22	0	0
3.07	Income from operations	239,892	405,961	189,099	177,140
3.08	Nonoperating income/expense	(627)	(627)	(204)	(204)
3.08.01	Income	31	31	33	33
3.08.02	Expenses	(658)	(658)	(237)	(237)
3.09	Income before taxes on income and minority interest	239,265	405,334	188,895	176,936
3.10	Income tax and social contribution	(961)	(1,384)	0	0
3.10.01	Social contribution	(255)	(368)	0	0
3.10.02	Income Tax	(706)	(1,016)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity	(3,353)	(3,353)	(52,110)	(52,110)
3.15	Net income for the period	234,951	400,597	136,785	124,826
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	456,734,666	456,734,666	4,118,697,977	4,118,697,977
	INCOME PER SHARE	0.51441	0.87709	0.03321	0.03031

7

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(1)OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and commercialization activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	Equity Interest - %	
		Direct	Indirect (*)
Energy Distribution			
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	94.94	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	0.13	97.41
Rio Grande Energia S.A. ("RGE")	Proportionate	-	67.07
Energy Generation			
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01
Energy Commercialization			
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.("Clion")	Full	-	100.00

(*) Refer to the interests held by direct subsidiaries.

(2)PRESENTATION OF THE FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year's financial statements, and should be analyzed together with those statements. These interim financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, according to the Accounting Manual of the Public Electric Energy Service, as defined by National Electric Energy Agency ("ANEEL") and the standards published by the Brazilian Securities Commission ("CVM").

In order to improve the information presented to the market, the Cash Flow statements of the parent company and consolidated for the six months ended June 30, 2005 and 2004 are being presented as supplementary information (note 31).

The Cash Flow Statements were prepared according to the criteria established by *"FAS 95 – Statement of Cash Flows"*, with respect to the presentation format, within the context of registering the Company's financial statements with the SEC – Securities and Exchange Commission in the United States of America, which occurred during 2004. Therefore, reclassifications were made in the Cash Flow Statement for the six months ended in June 30, 2004 since, at that time, the Company had not yet been registered by the SEC.

The Company and its subsidiaries recorded, in the three and six months ended June 30, 2005, the credits on operating costs and expenses offset in the PIS and COFINS calculations, net of the respective cost and expense accounts, according to the provisions of IBRACON Technical Interpretation No. 1/2004. The income statements for the three-month and six-month periods ended June 30, 2004 were reclassified, with respect to these criteria, in order to ensure the comparability of information.

Consolidation Principles

The consolidated interim financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil. As of June 30, March 31, 2005, June 30, and March 31, 2004, the asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil were consolidated with those of their subsidiaries, wholly (majority-owned subsidiaries) or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247, dated March 27, 1996. Observing the conditions described above, the portion related with the non-controlling shareholders is stated separately in liabilities and the income statements for the period.

(3)REGULATORY ASSETS AND LIABILITIES

	Consolidated			
	Current		Noncurrent	
	June 30,2005	March 31,2005	June 30,2005	March 31,2005
Assets				
Consumers, Concessionaires and Licensees (note 5)				
RTE - Extraordinary Tariff Adjustment (a)	267,492	245,752	260,960	321,027
2003 Tariff Review (b)	25,495	18,626	22,398	22,398
PIS and COFINS - Generators pass-through (b)	12,641	-	-	-
Free Energy (a)	103,792	94,575	163,266	185,393
Deferred Costs Variations (note 10)				
Parcel "A" (a)	-	-	445,328	425,873
CVA and Interministerial Ordinance 116 (c)	341,852	465,211	117,222	80,482
Interministerial Ordinance 361 (c)	90,146	56,279	4,558	18,182
Prepaid Expenses				
PIS and COFINS - Change in legislation (d)	39,427	-	18,264	60,459
Other Credits (note 12)				
PERCEE	2,350	2,719	-	-
Low Income Consumers' Subsidy - Losses (e)	48,634	47,691	-	-
Liabilities				
Suppliers (note 19)				
Free Energy (a)	(93,743)	(77,589)	(219,340)	(240,377)
PIS and COFINS - Generators pass-through (b)	(12,793)	-	-	-
Deferred Gains Variations (note 10)				
Parcel "A" (a)	-	-	(9,810)	(9,381)
CVA and Interministerial Ordinance 116 (c)	(99,499)	(114,145)	(4,550)	(11,179)
Interministerial Ordinance 361 (c)	(95,298)	(49,990)	-	-
Other (Accounts Payable) - (note 23)				
2003 Tariff Review (b)	(88,493)	(78,977)	(24,118)	(42,124)
Low Income Consumers' Subsidy - Gains (e)	(6,049)	(5,637)	-	-
Total	**535,954**	**604,515**	**774,178**	**810,753**

a) Rationing:

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to rural and residential consumers (except those considered to be a "low income consumer") and 7.9% for all other consumers.

This increase is being used to compensate the regulatory assets recorded by the subsidiaries related to the Extraordinary Tariff Adjustment - ("RTE") and the Electricity from Independent Suppliers ("Free Energy"). The periods stipulated for realizing the RTE and the Free Energy at the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002, according to the republication on June 1, 2004 of Normative Resolution No. 1 - ANEEL, dated January 12, 2004. After recovering these assets, the Parcel "A" will be realized through a mechanism similar to the RTE's.

As of June 30, 2005 and March 31, 2005, the subsidiaries CPFL Paulista and CPFL Piratininga posted provisions for losses on the realization of the Extraordinary Tariff Adjustment in the consolidated amount of R$ 32,250, recorded as a reduction of the noncurrent balances, and posted based on the projected results of the subsidiaries considering the growth of their markets, expectations of inflation, interest rates and regulatory aspects.

The movements of these regulatory assets and liabilities for the six-month period ended June 30, 2005, net of the provision for losses, are as follows:

Description	Consolidated			
	RTE	Free Energy Asset	Free Energy Liability	Parcel "A"
Balances as of December 31, 2004	**599,711**	**291,128**	**321,712**	**399,753**
Monetary Restatement	54,705	25,152	24,538	35,765
Realization/Payment	(125,964)	(49,222)	(33,167)	-
Balances as of June 30, 2005	**528,452**	**267,058**	**313,083**	**435,518**

b) Periodic Tariff Review and Annual Tariff Increase:

CPFL Paulista

• Periodic Tariff Review of 2003

Through Homologation Resolution 75, dated April 6, 2005, ANEEL homologated the final result of the first periodic tariff review for April 2003 of the subsidiary CPFL Paulista, and established that the electric energy supply tariffs were to be realigned by 20.29% . In addition it established the **Xe factor** (which reflects the productivity gains) at 1.1352%, to be applied as a reduction factor to the manageable costs "Parcel B", for the subsequent Annual Tariff Increases until the next periodic review in April of 2008.

With the validation of the regulatory remuneration base and the reintegration quota under the terms of Resolution 493, dated September 3, 2002, the subsidiary CPFL Paulista recognized a liability (note 23) as a balancing item to Revenue from Electricity Sales, in the amount of R$ 48,888 (see note 25). These amounts are being deducted from the Annual Tariff Increase that came into force on April 8, 2005, as homologated by ANEEL. The amount deducted and amortized in the accounts in this quarter was R$ 8,631.

In addition, the subsidiary CPFL Paulista recognized an asset in the amount of R$ 22,398 (note 5), recorded under noncurrent, as a balancing item to Electricity Sales to Final Consumers (note 25). This asset is due to the difference found in the tariff homologation, as a function of the review of the regulatory depreciation rate of 4.64% per annum, used by ANEEL to calculate the reintegration quota and the percentage of 4.85% per annum, calculated by the subsidiary CPFL Paulista, based on information provided by the granting authority.

The management of the subsidiary CPFL Paulista substantiated the regulatory depreciation rate of 4.85% per annum, and began immediate discussions with ANEEL to clarify the issue. Due to the nature and clarity with which the data to be used by ANEEL in the review of this percentage can be substantiated, the subsidiary's management considers that it will be successful in these discussions.

Bearing in mind this situation, which will require additional discussions with the Regulatory Agency, the subsidiary CPFL Paulista considers that the tariff review of April 2003 will continue to be provisional with respect to the depreciation percentage.

• Tariff increase of 2005

ANEEL, through Homologation Resolution 81, dated April 6, 2005, established the annual tariff increase for the subsidiary CPFL Paulista by an average percentage of 17.74%, in force for the tariffs as from April 9, 2005, composed as follows: (i) 10.58% due to the annual tariff increase; (ii) 7.16% due to the financial tariff components over and above the annual increase, especially the CVA, for the current year and 50% of the CVA for the period from April 2002 to March of 2003, as established in Interministerial Ordinance 116, dated April 4, 2003.

Also, as a function of the basis stated in the homologation of the Resolution, the subsidiary CPFL Paulista recognized under current assets the amount of R$ 16,875 (note 5), referring to reimbursement of the following costs: (i) Appraisal Report of assets in the amount of R$ 1,350, (ii) PIS and COFINS in the amount of R$ 13,002, levied on the financial effects related to the April 2004 tariff increase, basically on amortization of the CVA billed in 2004, and (iii) the discounts applied to the Network Usage Charge – TUSD, billed in 2004 in the amount of R$ 2,523. These amounts were recorded in the first quarter of 2005 as a balancing item to the corresponding income accounts and are being passed through in the Annual Tariff Increased effective as from April 8, 2005, as homologated by ANEEL. The amount passed through and amortized in the accounts in this quarter was R$ 2,979.

The effects of increasing the PIS and COFINS rates were also taken into account in this Tariff Increase to be passed through to the generators, in the amount of R$ 15,351. The subsidiary CPFL Paulista recorded a liability (note 19) as a balancing item to the expense (note 26), of what is being passed through monthly to the generators, amounting to R$ 1,279 as from May 2005. The subsidiary CPFL Paulista also recorded an asset (note 5) as a balancing item to revenue (note 25), in the same amount as the liability, which is being amortized according to the billing to consumers, which in this quarter totaled the amount of R$ 2,710.

The amounts passed through to the tariffs corresponding to the PIS and COFINS mentioned in the above paragraphs are not final, since the criteria for including these taxes in the tariffs were the object of a specific discussion in a Public Hearing held on July 20, 2005 (ANEEL Convention No. 014/2005) and should be the subject of final regulation after completion of the work of the public hearing mentioned. Any differences that may exist in the amounts passed through should be compensated in the future.

In addition, ANEEL, through Official Letter No. 176/2005-SRE/ANEEL dated July 12, 2005, informed an inconsistency in the value of the expense for the purchase of electric energy from Itaipu Binacional considered in the calculation of the Annual Tariff Increase dated April 8, 2005. This inconsistency allowed the subsidiary CPFL Paulista to recognize the right to complementary revenue in the amount of R$ 41,206 net of PIS and COFINS (R$ 45,406 with PIS and COFINS), which will be restated according to the IGP-M and considered in the Tariff Increase of 2006. Of the total amount mentioned, the subsidiary CPFL Paulista recognized, on June 30, 2005, a pro rata daily revenue of R$ 10,450 (note 25) as a balancing item to the Tariff Increase asset (note 5).

RGE
• Tariff increase of 2005

ANEEL, through Homologation Resolution 92, dated April 18, 2005, established the annual tariff increase for the jointly-owned subsidiary RGE, increasing the electric energy tariffs by an average percentage of 21.93%, composed as follows: (i) 14.57% due to the annual tariff increase; (ii) 7.35% due to the financial tariff components over and above the annual increase, especially the CVA, for the current year and 50% of the CVA amounts for the prior period, as established in Interministerial Ordinance 116, dated April 4, 2003.

CPFL Piratininga
• Tariff Review

On October 18, 2004, by means of Homologation Resolution No. 245, ANEEL altered, on a provisional basis, the periodic tariff review for 2003 for the subsidiary CPFL Piratininga to a percentage of 10.51% . The difference in revenue between the initially established tariff repositioning, which was 14.68%, and the percentage of 10.51%, will be financially compensated in the Tariff Increase for October 2005.

On the same date, ANEEL, through Homologation Resolution No. 246, also homologated provisionally the increase in electric energy supply tariffs of 14.00% . This increase is effective for the period from October 23, 2004 to October 22, 2005.

The definitive value of the increases mentioned will be established at the time of the final definition of the Regulatory Reintegration Quota and the Regulatory Remuneration Base, under the terms of the provisions of ANEEL Resolution No. 493, dated September 3, 2002.

The amounts referring to the adjustments made in 2004 resulting from the tariff review are being restated monthly by the variation in the IGP-M, and should be compensated as from the next annual tariff increase. The assets and liabilities recorded as of June 30, 2005 were R$ 1,149 (note 5) and R$ 72,354 (note 23), respectively.

Bearing in mind the provisional nature of this periodic tariff review and tariff increase, they are subject to alteration at the time of definitive homologation.

c) Deferred Cost and Gain Variation (CVA) and Interministerial Ordinances 116 and 361:

Refer to the compensation mechanism for the variations occurred in unmanageable costs incurred by the electric power distribution utilities. This variation is calculated from the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increases. Unmanageable costs are considered to be the expenses described in note 10.

By means of Interministerial Ordinance No. 116, the recovery of the balance of the CVA corresponding to the twelve-month period prior to the 2003 Tariff Increase was postponed for twelve months, and should be compensated in the supply tariffs for the twenty-four months subsequent to the Annual Tariff Increase for 2004.

Through Normative Resolution nº 153 dated March 14, 2005, ANEEL established criteria and procedures to calculate and pass through to the tariff, the costs related with the CVA of energy purchased, which was the object of the Interministerial Ordinance nº 361, dated November 26, 2004. On June 30, 2005, the amounts related with Administrative Ordinance No. 361 correspond to a net liability of R$ 594 in consolidated, and are pending homologation by the regulatory agency, subject to possible alterations at the time of definitive homologation.

d) Regulatory Asset resulting from the increase in PIS and COFINS:

Refers to the difference in cost between the values of PIS and COFINS calculated by applying the current legislation and those incorporated in the tariff. This issue will be the object of definitive regulation, after a public hearing held by ANEEL on July 20, 2005. Of the amount passed through to the Tariff Increase of the subsidiary CPFL Paulista on April 8, 2005, R$ 5,020 was amortized in this quarter. Also in this quarter, the asset was reduced by R$ 2,941, as a result of adjustments calculated during the period. Bearing in mind the provisional nature of the amounts posted, they are subject to possible alterations at the time of final homologation, to be defined after a public hearing.

In the case of the indirect subsidiary CPFL Centrais Elétricas, ANEEL, through Homologation Resolution No. 78 dated April 6, 2005, homologated on a provisional basis the differences without tariff coverage for the period mentioned above, the amount of which, R$ 1,264, will be reimbursed by the subsidiary CPFL Paulista in 12 monthly installments of R$ 105 as from May of 2005. Bearing in mind their provisional nature, these amounts are subject to possible alterations at the time of definitive homologation by the regulatory agency.

e) Low Income Consumers' Subsidy:

Due to the new guidelines and criteria for classifying consumer units in the low income residential sub-class, a mismatch was found between the subsidies foreseen and those incorporated into the tariffs. Since these differences affect the energy distribution concessionaires or the final consumers, ANEEL has established a calculation methodology to be applied to enable the matching of accounts by means of previously established settlement criteria. These differences were surveyed on a monthly basis and are still subject to inspection by the regulatory agency.

The movements of the balances in the first half of 2005 were as follows:

	Consolidated	
	Asset	**Liability**
Balances as of December 31, 2004	**43,995**	**(5,175)**
(Gain) Loss of Revenue	11,200	(1,211)
Amortization IRT/2005	-	896
Receivables Homologated by ANEEL	(6,561)	-
Monetary Restatement	-	(559)
Balances as of June 30, 2005	**48,634**	**(6,049)**

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(4)CASH AND BANKS

	Parent Company		Consolidated	
	June 30,2005	March 31,2005	June 30,2005	March 31,2005
Bank deposits	41,099	369	215,247	195,680
Short-term financial investments	187,498	330,595	489,972	772,218
Total	**228,597**	**330,964**	**705,219**	**967,898**

The bank balances show significant amounts since they are used for payments at the beginning of the subsequent month.

The short-term financial investments correspond to operations with national financial institutions, the majority of which are remunerated based on the variation of the CDI, under normal market conditions and rates, and are available for use immediately.

14

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

		Consolidated			
		Past due		Total	
	Balances Coming Due	Up to 90 days	More than 90 days	June 30,2005	March 31,2005
Current					
Consumer Classes					
Residential	178,815	113,654	18,582	311,051	299,444
Industrial	143,074	65,493	48,732	257,299	232,314
Commercial	64,691	37,505	23,719	125,915	123,815
Rural	19,899	4,578	2,271	26,748	24,865
Public Administration	19,607	5,290	4,237	29,134	30,030
Public Lighting	23,789	5,656	30,468	59,913	62,924
Public Service	18,261	5,313	11,844	35,418	37,242
Billed	**468,136**	**237,489**	**139,853**	**845,478**	**810,634**
Unbilled	327,066	-	-	327,066	322,523
Tariff Adjustment and Tariff Review (note 3)	25,495	-	-	25,495	18,626
PIS and COFINS - Generators pass- through (note 3)	12,641	-	-	12,641	-
CCEE transactions	16,502	-	-	16,502	12,002
Concessionaires and Licensees	73,263	-	-	73,263	70,207
Other	40,354	-	-	40,354	38,985
Subtotal	**963,457**	**237,489**	**139,853**	**1,340,799**	**1,272,977**
Extraordinary Tariff Adjustment (note 3)	267,492	-	-	267,492	245,752
Free Energy (note 3)	103,792	-	-	103,792	94,575
Total	**1,334,741**	**237,489**	**139,853**	**1,712,083**	**1,613,304**
Noncurrent					
CCEE transactions	49,750	-	-	49,750	50,365
Extraordinary Tariff Adjustment (note 3)	260,960	-	-	260,960	321,027
Tariff Review (note 3)	22,398	-	-	22,398	22,398
Free Energy (note 3)	163,266	-	-	163,266	185,393
Other	-	-	-	-	774
Total	**496,374**	**-**	**-**	**496,374**	**579,957**

Electric Energy Trading Chamber ("CCEE") transactions

The amounts refer to the accounting of the Electric Energy Trading Chamber – CCEE (former MAE) related with the period from September 2000 to June of 2005. The balance receivable as of June 30, 2005, derived from the sale of energy, principally comprises: (i) legal adjustments, established as a function of suits brought by agents in the sector; (ii) provisional registers established by CCEE; (iii) estimates made by the subsidiaries for periods not yet provided by the CCEE; and (iv) amounts bilaterally renegotiated pending settlement. The Company considers that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

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(6) OTHER RECEIVABLES

	Consolidated	
	June 30,2005	**March 31,2005**
Current		
Receivables from CESP	24,322	27,531
Employees	17,242	20,320
Advances - Fundação CESP	7,638	6,962
Indemnities	6,096	6,261
Other	6,071	8,771
Total	**61,369**	**69,845**
Noncurrent		
Receivables from CESP	96,262	109,196
Other	3,183	2,957
Total	**99,445**	**112,153**

(7)FINANCIAL INVESTMENTS

On April 28, 2005, the company acquired, by means of a Private Credit Assignment Instrument, the credit derived from the Electric Energy Purchase and Sale Contract between CESP – Companhia Energética de São Paulo (seller) and CPFL Comercialização Brasil S.A. (buyer), corresponding to the supply of energy for an 8-year period.

The Credit Assignment was purchased by the Company for the amount of R$ 127,875, and is remunerated at an interest rate of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized through monthly installments up to January of 2013. The balance on June 30, 2005 was R$ 128,660.

(8)RECOVERABLE TAXES

	Parent Company		Consolidated	
	June 30,2005	**March 31,2005**	**June 30,2005**	**March 31,2005**
Current				
Social Contribution prepayments - CSLL	-	-	39,527	12,069
Income Tax prepayments - IRPJ	-	-	104,297	30,176
Social Contribution and Income Tax	41,560	40,072	59,283	65,437
Withholding Income Tax	15,765	277	48,926	42,333
ICMS (State VAT) on Purchases of Fixed Assets	-	-	24,673	22,342
PIS (Tax on Revenue)	4,112	4,112	5,950	6,563
COFINS (Tax on Revenue)	8	8	4,644	7,809
INSS (Social Security)	-	-	957	951
Other	4	4	1,878	1,273
Total	**61,449**	**44,473**	**290,135**	**188,953**

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	Parent Company		Consolidated	
	June 30,2005	March 31,2005	June 30,2005	March 31,2005
Social Contribution Tax	-	-	19,364	-
PIS (Tax on Revenue)	-	-	1,100	1,100
COFINS (Tax on Revenue)	-	-	4,184	4,184
ICMS (State VAT) on Purchases of Fixed Assets	-	-	31,432	31,779
Withholding Income Tax	-	-	9,201	8,930
Total	**-**	**-**	**65,281**	**45,993**

In noncurrent, the balance of the Social Contribution Tax refers to the definitive gain of a lawsuit brought by the subsidiary company CPFL Paulista, recognized in the 2004 financial year. This amount is being reclassified to noncurrent since the company is awaiting the final judgment of the appeal related with the amounts involved to then begin offsetting the tax credit.

(9) ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the Provision for Doubtful Accounts, including a portion to cover any losses with refinancing of consumer debts (note 12), between the period from March 31, 2005 and June 30, 2005, are as follows:

	Consolidated
Balance as of March 31,2005	**(47,550)**
Additional allowance recorded	(25,898)
Recovery of Revenue	11,959
Write-off of Accounts Receivable	8,030
Balance as of June 30,2005	**(53,459)**

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(10) DEFERRED COSTS AND GAINS VARIATIONS

	Consolidated							
	ASSETS				LIABILITIES			
	Current		Noncurrent		Current		Noncurrent	
	June 30,2005	March 31,2005	June 30,2005	March 31,2005	June 30,2005	March 31,2005	June 30,2005	March 31,2005
Detailing:								
Energy Purchased - Itaipu	121,897	135,640	215,112	217,876	60,141	70,836	4,550	7,375
System Service Charge	69,567	87,517	27,958	25,055	-	-	-	-
Transmission of Energy – Itaipu	3,411	6,274	5,442	3,744	-	-	-	-
Energy Purchased – Other	92,631	60,108	104,745	113,992	98,721	53,175	-	286
Fuel Consumption Account – CCC	53,308	91,944	144,591	107,294	35,935	40,124	-	3,518
Energy Development Account - CDE	48,644	58,005	25,226	18,527	-	-	-	-
Basic Network Charges	42,540	82,002	39,607	33,816	-	-	-	-
Global Reversal Quota – RGR	-	-	1,885	1,802	-	-	9,383	8,972
Inspection Fee	-	-	720	689	-	-	427	409
Connection Charges	-	-	1,822	1,742	-	-	-	-
Total	**431,998**	**521,490**	**567,108**	**524,537**	**194,797**	**164,135**	**14,360**	**20,560**
Summary:								
CVA	76,199	148,552	95,058	26,048	29,357	23,691	294	2,051
Parcel "A"	-	-	445,328	425,873	-	-	9,810	9,381
Interministerial Ordinance 116	265,653	316,659	22,164	54,434	70,142	90,454	4,256	9,128
Interministerial Ordinance 361	90,146	56,279	4,558	18,182	95,298	49,990	-	-
Total	**431,998**	**521,490**	**567,108**	**524,537**	**194,797**	**164,135**	**14,360**	**20,560**

(11) DEFERRED TAX CREDITS

11.1 Composition of the income tax and social contribution credits:

	Consolidated	
	June 30, 2005	March 31, 2005
Income Tax Credit on:		
Tax Loss Carryforwards	133,988	139,942
Tax Benefit on Merged Goodwill	511,340	518,715
Temporarily Nondeductible Differences	105,221	105,469
	750,549	764,126
Social Contribution Credit on:		
Tax Loss Carryforwards	59,976	60,207
Tax Benefit of Merged Goodwill	176,587	179,018
Temporarily Nondeductible Differences	29,997	30,340
	266,560	269,565
Total	**1,017,109**	**1,033,691**

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The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies by CPFL Paulista (DOC 4) and CPFL Piratininga (DRAFT I), and has been realized proportionally to the amortization of the merged goodwill that gave rise to it, according to the net income foreseen during the remaining concession period.

For the first six months of 2005, the annual rates were used of 4.997631% and 5.777282% for the subsidiaries CPFL Paulista and CPFL Piratininga respectively. These rates were established in a projection approved by ANEEL in 2004 and are subject to periodic review.

Expectation of recovery

The expected recovery of the deferred tax credits derived from the tax loss carryforward and temporary nondeductible expenses is based on the income projections prepared by the subsidiaries. This forecast is subject to alteration, since the final results, at the time of realization in subsequent periods, could differ from those considered in the projections. On a conservative basis, the subsidiaries decided to maintain these credits in noncurrent.

The assumptions for realizing the tax credits approved by the Board of Directors at the end of 2004 were maintained, since there was no relevant fact that could lead to their modification.

11.2 Temporary nondeductible differences:

	Consolidated			
	Income Tax (IRPJ)		Social Contribution Tax (CSLL)	
	June 30, 2005	**March 31, 2005**	**June 30, 2005**	**March 31, 2005**
Reserve for Contingencies	52,824	53,618	11,627	12,170
Pension Plan Expenses	28,519	26,160	9,909	9,059
Allowance for Doubtful Accounts	10,945	9,614	4,411	3,931
Accounts Receivable from Government Entities	5,938	5,002	2,137	1,801
Profit Sharing	1,437	2,971	573	1,070
Other	5,558	8,104	1,340	2,309
Total	**105,221**	**105,469**	**29,997**	**30,340**

11.3 Reconciliation of the amounts of income tax and social contribution reported in income in the three-month period and six month period ended June 30, 2005 and 2004:

	Consolidated			
	IRPJ			
	2005		**2004**	
	2. Quarter	**1. Half**	**2. Quarter**	**1. Half**
Income before IRPJ	**278,501**	**575,454**	**231,220**	**266,957**
Adjustments to Reflect Effective Rate:				
- Non-deductible Goodwill Amortization	29,116	57,478	(11,536)	29,483
- Fundação Cesp - PSAP	-	-	5,205	9,986
- Realization of Revaluation Reserve	2,974	6,687	12,957	9,017
- Other net Additions/Deductions	(5,574)	(2,354)	(2,796)	(1,408)
Calculation base	**305,017**	**637,265**	**235,050**	**314,035**
Applicable rate	25%	25%	25%	25%
Tax Debit Result	**(76,254)**	**(159,317)**	**(58,763)**	**(78,509)**
Tax Credit unallocated	(951)	(2,269)	1,083	(9,362)
TOTAL	**(77,205)**	**(161,586)**	**(57,680)**	**(87,871)**

	Consolidated			
	CSLL			
	2005		**2004**	
	2. Quarter	**1. Half**	**2. Quarter**	**1. Half**
Income before CSLL	**278,501**	**575,454**	**231,220**	**266,957**
Adjustments to Reflect Effective Rate:				
- Non-deductible Goodwill Amortization	15,078	29,975	-	-
- Realization CMC	6,543	12,723	10,871	17,354
- Fundação Cesp - PSAP	-	-	5,205	9,986
- Realization of Revaluation Reserve	2,974	6,687	12,957	9,017
- Other net Additions/Deductions	(3,341)	2,782	3,051	5,950
Calculation base	**299,755**	**627,621**	**263,304**	**309,264**
Applicable rate	9%	9%	9%	9%
Tax Debit Result	**(26,978)**	**(56,486)**	**(23,697)**	**(27,834)**
Tax Credit unallocated	(400)	(1,411)	1,397	(3,389)
TOTAL	**(27,378)**	**(57,897)**	**(22,300)**	**(31,223)**

The Tax Credit Unallocated refers to the Tax Loss Carryforwards of the subsidiaries on which tax credits were not posted due to the lack of expectation of their realization.

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(12) OTHER CREDITS

	Consolidated			
	Current		Noncurrent	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Refinancing of Consumer Debts	41,461	46,740	105,357	94,533
Low Income Consumer Subsidies (Note 3)	48,634	47,691	-	-
Collateral linked to Foreign Currency Loans	-	-	22,052	22,863
PERCEE	2,350	2,719	-	-
Orders in Progress	8,089	7,602	-	-
Services Rendered to Third Parties	18,372	19,077	616	621
Reimbursement RGR	1,461	463	-	-
Assets and Rights for Disposal	85	998	3,000	1,475
Other	9,701	10,013	5,540	5,431
Total	**130,153**	**135,303**	**136,565**	**124,923**

(13) CREDITS WITH RELATED PARTIES

The Noncurrent balance corresponds to loan contracts between the company and the direct subsidiary CPFL Paulista (R$ 25,340) and indirect subsidiary Semesa (R$ 17,989), the remuneration on which is 110% of the CDI-CETIP.

(14) INVESTMENTS

	Parent Company		Consolidated	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Permanent Equity Interests	2,767,664	2,913,010	-	-
Goodwill / Negative Goodwill	1,047,327	1,005,888	2,016,542	1,990,683
Leased Assets	-	-	777,795	783,325
Other Investments	-	-	30,250	30,351
TOTAL	**3,814,991**	**3,918,898**	**2,824,587**	**2,804,359**

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14.1 - Permanent Equity Interests:

The principal information on the investments in permanent equity interests is as follows:

	Parent Company						
	June 30, 2005				**March 31, 2005**		
Information on Equity Interests	**CPFL Paulista**	**CPFL Piratininga**	**CPFL Geração**	**CPFL Brasil**	**CPFL Paulista**	**CPFL Geração**	**CPFL Brasil**
Subsidiary							
Number of Shares - (in thousands)							
- Common Share	12,491,807	29,498,491	68,495,905	456	12,491,807	68,495,905	300
- Preferred Share	21,113,254	23,532,768	136,991,811	-	21,113,254	136,991,811	-
- Total Number of Shares	33,605,061	53,031,259	205,487,716	456	33,605,061	205,487,716	300
- Treasury Shares (a)	35	-	-	-	-	-	-
Shareholders' Equity - (R$ thousands)							
- Capital	1,226,556	331,100	1,039,618	456	1,226,556	1,039,618	3
- Net Income	310,922	16,571	55,262	78,125	121,538	24,158	38,878
- Shareholders' Equity	1,813,925	534,416	1,044,401	457	1,935,467	1,068,559	38,882
Parent Company							
Held by Parent Company - (in thousands)							
- Common Share	12,084,042	-	68,495,905	456	12,084,042	67,317,562	300
- Preferred Share	19,819,681	70,800	136,991,811	-	19,819,681	132,033,724	-
- Total Number of Shares	31,903,723	70,800	205,487,716	456	31,903,723	199,351,286	300
Ownership - (%)							
- Voting	96.7357%	0.0000%	100.00%	100.00%	96.7357%	98.2797%	100.00%
- Total	94.9373%	0.1335%	100.00%	100.00%	94.9373%	97.0137%	100.00%
- Adjusted (a)	94.9374%	-	-	-	94.9373%	-	-
Permanent Equity Interests - (R$ thousands)	1,722,092	714	1,044,401	457	1,837,480	1,036,648	38,882
Result Equity in Subsidiaries (b) - (R$ thousands)	295,182	22	53,633	78,125	115,385	23,437	38,878

(a) The interest in total capital is adjusted as a function of the treasury shares
(b) The income for the period of June 30, 2005 refers to the half-year

Acquisition of shares in the subsidiary CPFL Geração

On May 6, 2005, at an auction held at the São Paulo Stock Exchange - BOVESPA, the Company acquired 90,150,287 common shares and 100,856,977 preferred shares issued by CPFL Geração, totaling 191,007,264 shares, representing 0.093% of its capital, for the price of R$ 1,606 or R$ 8.40 per 1,000 share block, increasing its equity interest from 97.01% to 97.11% . This acquisition generated a goodwill in the amount of R$ 143.

Acquisition of shares in the subsidiary CPFL Piratininga

On June 16, 2005, the Company acquired, at an auction held at the BOVESPA, 70,800,000 preferred shares issued by CPFL Piratininga, corresponding to 0.1335% of its capital, for the price of R$ 25.76 per 1,000 share block, totaling R$ 1,824. This acquisition generated a goodwill of R$ 974.

Merger of shares of the subsidiary CPFL Geração

In an Extraordinary Shareholders' General Meeting held on June 20, 2005, the company approved the merger of shares of the subsidiary CPFL Geração held by the noncontrolling shareholders, converting it into a wholly-owned subsidiary. Each lot of 1,622 common or preferred shares in CPFL Geração corresponds to 1 (one) common share issued by the Company. This transaction led to an asset of R$ 85,577, in the form of 5,945,422,937 CPFL Geração shares, composed of R$ 31,816 of the book equity value of CPFL Geração, and a goodwill amounting to R$ 53,761, since the conversion was made at the economic value.

Dividend and Interest on Equity

Based on the retained earnings as of June 30, 2005 and in the form stipulated in the corresponding Bylaws, the subsidiaries listed below are proposing dividends and declaring Interest on Equity to the following amounts:

	June 30, 2005
CPFL Paulista	282,946
CPFL Piratininga	192
CPFL Geração	83,731
CPFL Brasil	78,125
Total	**444,994**

14.2 - Goodwill or Negative Goodwill:

		Consolidated			
		June 30, 2005			March 31,2005
Investor	Investee	Historical Cost	Accumulated Amortization	Net Value	Net Value
CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Piratininga	974	-	974	-
CPFL Energia	CPFL Paulista	1,074,026	(69,125)	1,004,901	1,018,320
CPFL Energia	CPFL Geração	54,555	(275)	54,280	396
CPFL Paulista	RGE	756,443	(225,504)	530,939	538,029
CPFL Paulista	CPFL Piratininga	124,895	(5,401)	119,494	121,359
CPFL Geração	SEMESA	426,450	(121,849)	304,601	311,323
CPFL Geração	Fóz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	15,693	(5,460)	10,233	10,233
CPFL Geração	Barra Grande	3,081	-	3,081	3,081
CPFL Brasil	Clion	97	-	97	-
Total		**2,444,156**	**(427,614)**	**2,016,542**	**1,990,683**

Change in the criterion for amortizing Goodwill

The goodwill derived from the acquisition of the corporate interests in RGE, CPFL Piratininga and SEMESA, previously amortized on a straight-line basis over a 10-year period, began to be an amortized as from June 2004, backdated to January 2004, proportional to the projected net income curves for the remaining concession period of the subsidiaries RGE and CPFL Piratininga and over the remaining term of the lease contract with the concession holder (FURNAS) in the case of the subsidiaries SEMESA.

In the first six months of 2005, the amortization of the goodwill was calculated based on an annual rate of 5.777282% at CPFL Piratininga, 4.997631% at RGE and 7.439278% at SEMESA, these rates being subject to periodic review.

The goodwill derived from the acquisitions of the interests in Foz do Chapecó, ENERCAN and Barra Grande, subsidiaries of CPFL Geração, are based on the expectation of future earnings derived from their concession contracts and will be amortized over the terms of the contract as from the starting date of commercial operations of the companies, forecast respectively for the year 2009, January of 2006 and October of 2005.

14.3 - Leased Assets:

In the consolidated, the balances refer principally to assets forming part of the Serra da Mesa Hydropower Plant, belonging to the indirect subsidiary SEMESA, leased to the concession holder (currently FURNAS) for a 30-year period ending 2028.

(15) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	June 30, 2005			**March 31, 2005**
In Service	**Historical Cost**	**Accumulated Depreciation**	**Net Value**	**Net Value**
- Distribution	5,536,702	(2,836,008)	2,700,694	2,658,220
- Generation	367,349	(92,100)	275,249	147,328
- Commercialization	94,012	(33,517)	60,495	59,499
- Administration	192,256	(120,047)	72,209	116,927
	6,190,319	**(3,081,672)**	**3,108,647**	**2,981,974**
In Progress				
- Distribution	150,056	-	150,056	134,989
- Generation	988,729	-	988,729	1,058,051
- Commercialization	6,566	-	6,566	6,428
- Administration	9,512	-	9,512	12,051
	1,154,863	**-**	**1,154,863**	**1,211,519**
Subtotal	**7,345,182**	**(3,081,672)**	**4,263,510**	**4,193,493**
Other Assets not Tied to the Concession	**751,347**	**(427,898)**	**323,449**	**325,487**
Total Property, Plant and Equipment	**8,096,529**	**(3,509,570)**	**4,586,959**	**4,518,980**
Special Obligations linked to the Concession			**(613,427)**	**(603,638)**
Net Property, Plant and Equipment			**3,973,532**	**3,915,342**

The average depreciation rate of the assets is approximately 5.2% p.a.

The amount of R$ 42,440 was reclassified in this quarter to fixed assets in service from the Administration for Distribution activity of the subsidiary CPFL Paulista, referring to the Distribution Management System.

Other Assets not Tied to the Concession – Refers to the goodwill on the merger of RGE´s parent company, amortized over the remaining concession period, proportional to the projected net income curve for the period (annual rate of 2.41% in 2005). The taxes are subject to periodic review.

(16) DEFERRED CHARGES

	Consolidated			
	June 30, 2005			**March 31, 2005**
	Historical Cost	**Accumulated Amortization**	**Net Value**	**Net Value**
Pre-Operating Expenses in Service	26,982	(8,407)	18,575	18,793
Expenses with the Issue of Debentures	7,134	(3,029)	4,105	4,414
Deferred Charges in Progress	19,053	-	19,053	18,808
Total	**53,169**	**(11,436)**	**41,733**	**42,015**

(17) INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated					
	June 30, 2005			**March 31, 2005**		
		Principal			**Principal**	
	Interest	**Current**	**Long term**	**Interest**	**Current**	**Long term**
LOCAL CURRENCY						
BNDES - Power Increases (PCH´s) (a)	68	3,663	13,825	78	3,683	14,825
BNDES - Investment (b)	4,546	51,882	908,496	1,341	43,152	775,939
BNDES - Regulatory Asset (c)	2,893	175,633	508,738	6,328	216,177	489,491
BNDES - CVA and Interministerial Ordinance 116 (d)	1,620	163,214	23,551	2,100	185,280	47,716
FIDC (e)	28,498	64,802	41,468	24,643	65,230	59,397
BRDE (f)	-	20,484	5,585	-	19,867	10,910
Financial Institutions (g)	3,839	18,207	144,710	3,522	46,278	157,523
Other (h)	514	23,529	110,900	501	20,045	109,383
Subtotal	**41,978**	**521,414**	**1,757,273**	**38,513**	**599,712**	**1,665,184**
FOREIGN CURRENCY						
IFC - (i)	3,195	14,102	56,409	1,755	21,330	85,318
Floating Rate Notes (j)	525	227,049	42,307	6,836	195,166	191,966
Trade Finance - Sul Geradora (k)	361	29,951	-	637	101,926	-
IDB (l)	-	-	57,752	-	-	-
Financial Institutions (m)	1,347	12,461	95,768	2,633	16,223	113,915
Subtotal	**5,428**	**283,563**	**252,236**	**11,861**	**334,645**	**391,199**
Total	**47,406**	**804,977**	**2,009,509**	**50,374**	**934,357**	**2,056,383**

25

	Consolidated		Remuneration	Amortization	Collateral
	June 30, 2005	March 31, 2005			
LOCAL CURRENCY					
BNDES - Power Increases (PCH's) (a)					
CPFL Centrais Elétricas	15,914	16,606	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	1,642	1,980	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
BNDES - Investment (b)					
CPFL Paulista - FINEM I	50,325	56,099	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	91,346	-	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE	67,468	57,386	TJLP + 3.5% to 4.5% p.a.	36 monthly installments from December 2005	Revenue collection
RGE	8,625	6,464	UMBNDES + 4.5% p.a.	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	43,563	33,608	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	135	173	TJLP + 3.45% p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	146,611	112,886	URTJLP + 3.125%p.a.	144 monthly installments from September 2006 and November 2006	Guarantee of Shareholders
BAESA	45,129	50,480	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Guarantee of Shareholders
ENERCAN	27,403	30,496	UMBND + 4% p.a.	144 monthly installments from April 2007	Guarantee of Shareholders
ENERCAN	324,826	314,317	TJLP + 4%p.a.	144 monthly installments from April 2007	Guarantee of Shareholders
CERAN	31,893	35,368	UMBND + 5% p.a.	120 monthly installments from April 2006	Guarantee of CPFL Energia
CERAN	127,600	123,155	TJLP + 5%p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
BNDES - Parcel "A", RTE and Free Energy (c)					
CPFL Paulista - RTE	254,970	283,043	Selic + 1%p.a.	62 monthly installments from March 2002 13 monthly installments from May 2007	Receivables
CPFL Paulista - Parcel "A"	255,042	242,237	Selic + 1%p.a.		Receivables
CPFL Piratininga - RTE	73,252	86,844	Selic + 1%p.a.	54 monthly installments from March 2002 9 monthly installments from September 2007	Receivables
CPFL Piratininga - Parcel "A"	94,855	90,093	Selic + 1%p.a.		Receivables
RGE - Free Energy	4,413	4,718	Selic + 1%p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração - Free Energy	4,732	5,061	Selic + 1%p.a.	60 monthly installments from March 2003	Receivables
BNDES - CVA and Interministerial Ordinance 116 (d)					
CPFL Paulista	104,126	132,126	Selic + 1%p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	73,138	84,030	Selic + 1%p.a.	24 monthly installments from December 2004	Receivables
RGE	11,121	18,940	Selic + 1%p.a.	60 monthly installments from march 2003	Receivables
FIDC - CPFL Piratininga (e)	134,768	149,270	115% of CDI	36 monthly installments from March 2004	Receivables
BRDE - RGE (f)	26,069	30,777	IGP-M + 12% p.a.	180 monthly installments from September 1991	Receivables
Financial Institutions (g)					
CPFL Paulista					
Banco do Brasil - Law 8727	57,295	58,342	Variation of IGPM + 7.42% p.a.	240 montly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	69,412	69,168	CDI + 1.75% p.a.	24 monthly installments from May 2006	Letters of credits CPFL, Ipê and receivables in the amount of R$ 38 000
Unibanco	27,520	27,453	CDI + 2.15% p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander	12,529	27,883	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Alfa	-	8,664	CDI + 2.0% p.a.	4 monthly installments from January 2005	Proportional guarantee and promissory notes
Banrisul	-	1,133	122.2 % CDI + 3.5% p.a.	18 monthly installments from January 2004	No guarantee
Banco Safra	-	14,680	105% of CDI	1 installment from May 2005	Promissory notes
Other (h)					
CPFL Paulista					
ELETROBRÁS	16,845	16,127	RGR + rate variable from 6% to 9% p.a.	Monthly installments to March 2016	Receivables and promissory notes
Other	7,738	7,995	-	-	-
RGE					
FINEP	797	791	TJLP + 4.0% p.a.	48 monthy installments from July 2006	Receivables
ELETROBRÁS	3,893	4,315	RGR + rate variable from 6% to 9% p.a.	Monthly installments to July 2010	Revenue / Promissory notes
Other	7,869	8,320	-	-	-
Piratininga					
	5,628	5,987		Monthly installments to July 2016	
ELETROBRÁS			RGR + rate variable from 6% to 6.5% p.a.		Receivables/Promissory notes
Other	1,893	862	-	-	-
Semesa					
Furnas Centrais Elétricas	90,280	85,532	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant
Subtotal	**2,320,665**	**2,303,409**			

FOREIGN CURRENCY

IFC - CPFL Energia (i)	73,706	108,403	US$ + 6-month Libor+ 5.25% p.a. (***)	10 semiannual installments from July 2005	Share of CPFL Centrais Elétricas
Floating Rate Notes - CPFL Paulista (j)	269,881	393,968	US$ + 6-month Libor + 2.95% p.a. (*)	24 semiannual installments from February 2003	Receivables, Guarantee and promissory notes
Trade Finance - Sul Geradora (k)	30,312	102,563	US$ + Libor + 4.7%p.a. (**)	12 monthly installments 3 in year (May, June and July) - From May 2002	Guarantee of RGE and Letters of credits
BID - ENERCAN (l)	57,752	-	US$ + Libor + 3.5%p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions (m) **CPFL Paulista**					
Debt Conversion Bond	19,703	24,037	US$ + 6-month Libor+ 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,970	3,804	US$ + 6-month Libor+ 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	3,014	3,859	US$ + 6-month Libor+ 0.8125%p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	22,845	27,905	US$ + 8%p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
	20,627	23,483		1 installments from 2024	Escrow deposits and revenue/ GESP guarantee
Discount Bond			US$ + 6-month Libor+ 0.8125%p.a.		
	29,739	34,251		1 installments from 2024	Escrow deposits and revenue/ GESP guarantee
PAR-Bond			US$ + 6%p.a.		
EI Bond - Interest Bond	2,549	4,353	US$ + 6-month Libor+ 0.8125%p.a.	19 semiannual from April 1997	Revenue/Government SP guaranteed
RGE					
Banco Itaú BBA	-	2,096	US$ + 7.0%p.a. (**)	18 monthly installments from January 2004	Promissory notes
Unibanco	8,129	8,983	US$ + Libor + 7.25%p.a. (**)	7 semiannual installments from September 2004	Receivables and reserve account
Subtotal	541,227	737,705			
Total	2,861,892	3,041,114			

Converted into local cost corresponding to 93.65% and 94.75% of the variation in the CDI
Converted into local cost corresponding to 48.79% and 54.59% of the variation in the CDI
Converted into local cost corresponding to 105.3% of the variation in the CDI

IFC – As commented in note 30, on July 14, 2005 the IFC exercised its right to the subscription bonus, converting the balance of the debt on July 25, 2005 into Company stock.

BNDES – Investment - The subsidiary CPFL Paulista obtained approval for financing from the BNDES in the amount of R$ 240,856, which forms part of a line of credit from the FINEM to be invested in the expansion and modernization of the Electricity System. The first installment in the amount of R$ 89,022 was received on April 27, 2005. The remaining balance will be released in quarterly installments up to December of 2006. The interest will be paid quarterly, from July 15, 2005 to January 15, 2007, and monthly as from February 15, 2007.

This contract is subject to certain restrictive conditions, which are being fully complied with, involving clauses that require the subsidiary CPFL Paulista to maintain certain financial ratios at preestablished levels and can be summarized as follows:

- Make payments of Dividends and Interest on Equity totaling more than the minimum compulsory dividend stipulated in the legislation only after substantiation to the BNDES and the leading bank in the operation (UNIBANCO) of full compliance with the restrictive obligations established in the contract;
- Net financial debt divided by EBITDA - a maximum value of 4.0 in 2005 and 2006; and a maximum value of 3.5 from 2007 to 2010;
- Net financial debt divided by the total of net financial debt and Shareholder's Equity- maximum value of 0.65 in 2005 and 2006; and maximum value of 0.60 from 2007 to 2010.

BNDES – Investment – In the indirect subsidiary CPFL Piratininga comprising a credit agreement by the onlending of a loan contacted with the BNDES to the total amount of R$ 89,382, of which the amounts of R$ 33,568 and R$ 8,876 have already been released to the Company in March and June of 2005 respectively. The remaining balance will be released in quarterly installments up to December of 2006. The interest will be paid quarterly from April 15, 2005 to January 15, 2007, and monthly as from February 15, 2007.

This contract is subject to certain restrictive conditions, which are being fully complied with, involving clauses that require the subsidiary indirect CPFL Piratininga to maintain certain financial ratios at preestablished levels and can be summarized as follows:

- Make payments of Dividends and Interest on Equity totaling more than the minimum compulsory dividend stipulated in the legislation only after substantiation to the BNDES and the leading bank in the operation (UNIBANCO) of full compliance with the restrictive obligations established in the contract;
- Net financial debt divided by EBITDA - a maximum value of 3.0 in 2005; and a maximum value of 2.5 from 2006 to 2010;
- Net financial debt divided by the total of net financial debt and Shareholder's Equity - maximum value of 0.60 in 2005 and 2006; and maximum value of 0.55 from 2007 to 2010.

IDB – In April of 2005, the indirect subsidiary ENERCAN obtained from the IDB – Inter-American Development Bank release of a loan amounting to US$ 75 million for financing the Campos Novos Hydropower Plant venture. The interest will be paid quarterly in February, May, August and November of each year as from May 15, 2006.

This contract is subject to certain restrictive conditions, which are being fully complied with, involving clauses that require the company to maintain certain financial ratios at preestablished levels and can be summarized as follows:

- Service Coverage Ratio of the Historic Debt and Service Coverage Ratio of the Projected Debt, on the date of payment of at least 1.30 and 1.30 respectively. The ratio is calculated by dividing the net cash flow from operations by debt service.

- The Indebtedness Ratio should have a maximum proportion of 75% of debt to 25% of equity.

The Company and its subsidiaries are in full compliance with the restrictive clauses related to the loans and financing with financial institutions.

(18) DEBENTURES

					Consolidated					
	Characteristics of Debenture Issues						Balances as of:			
					June 30, 2005			March 31, 2004		
Entity	Issue Serie		Issued	Remuneration	Interest	Current	Long Term	Interest	Current	Long Term
CPFL Paulista	1st	1st	44,000	IGP-M + 11.5% p.a.	6,452	-	732,559	70,117	-	730,777
CPFL Paulista	1st	2nd	30,142	CDI + 0.6% p.a.	2,355	150,710	-	43,338	150,710	150,710
CPFL Paulista	2nd	1st	11,968	109% of CDI	11,590	-	119,680	5,364	-	119,680
CPFL Paulista	2nd	2nd	13,032	IGP-M + 9.8% p.a.	13,626	-	139,625	10,004	-	138,496
RGE	2nd	1st	2,620	IGP-M + 9.6% p.a.	62	379	17,572	-	-	-
RGE	2nd	2nd	20,380	106% of CDI	3,633	2,874	136,686	-	-	-
SEMESA	1st	-	69,189	TJLP + 4 to 5% p.a.	4,077	113,981	414,998	18,623	107,725	469,205
BAESA	1st	-	23,094	105% of CDI	-	-	25,858	-	-	25,115
BAESA	2nd	-	23,281	IGP-M + 9.55% p.a.	-	-	26,318	-	-	25,209
Total					41,795	267,944	1,613,296	147,446	258,435	1,659,192

On April 1, 2005, the jointly-owned subsidiary RGE made a second issue of regular debentures for public subscription, of the unsecured type, non-convertible into Company shares, with no optional renegotiation clause, issued in two series, as follows:

- **1st series** - the 2,620 debentures will have a term of 6 years as from the date of issue, maturing on April 1, 2011. The following will be applied to the nominal unit value (i) the variation of the IGP- M (calculated on a pro rata time basis on business days elapsed, based on a year of 252 business days); and (ii) remuneratory interest at a fixed annual rate of 9.6%, which was defined in the bookbuilding procedure. The amounts related with the remuneration of the debentures should be paid annually, always on the 1st of April of each year, the first payment being payable on April 1, 2006.

- **2nd series** – the 20,380 debentures will have a term of 4 years as from the date of issue, maturing on April 1, 2009. Remuneratory interest will be applied to the nominal unit value, which was defined in the bookbuilding procedure at the rate of 106% of the accumulated average daily rate of the DI - One-day Interbank Deposit rate, "over extra grupo", calculated and published by CETIP - Clearing House for the Custody and Financial Settlement of Securities. The amounts related with the remuneration of the debentures shall be paid half-yearly, always on the 1st day of the months of April and October of each year, the first payment falling due on October 1, 2005.

The debentures issued by the indirect subsidiary RGE have restrictive clauses related with (i) a reduction in the Issuer's Capital and/or alteration to the Issuer's Bylaws that imply the concession of a right to the Issuer's shareholders to withdraw amounts that could directly or indirectly affect compliance with the

28

Issuer's financial obligations stipulated in the Deed of Issue; (ii) transfer or assignment, directly or indirectly, of equity control, or upstream or downstream merger or spinoff, except in the case of direct sale of control to CPFL Energia and/or a wholly owned subsidiary of CPFL Energia; (iii) sale of the control of PSEG Américas Ltda, except in the case of transfer of control to the Exelon Group (iv) if VBC Participações S.A. no longer holds a majority interest amongst the controlling companies, or if VBC Participações S.A., PREVI and/or Bonaire Participações S.A. no longer hold, jointly, the direct or indirect control of the Issuer.

The financial covenants are:

- the ratio of Total Debt to EBITDA should be less than or equal to 3.0, to be verified quarterly;
- the ratio between EBITDA and Financial Expenses should be higher than or equal to 2.0;
- the ratio between Total Debt and Total Capitalization should be less than or equal to 0.55.

These restrictive clauses and other clauses to which the Company is subject in the debenture issue contract with the financial institutions are being complied with.

(19) SUPPLIERS

	Consolidated	
Current	June 30, 2005	March 31, 2005
Other - CCEE	1,075	2,686
System Service Charges	2,837	4,688
Transactions in the CCEE (note 5)	3,912	7,374
Energy Purchased	416,222	417,357
Electricity Network Usage Charges	56,101	61,600
Materials and Services	61,755	63,065
Free Energy (note 3)	93,743	77,589
PIS and COFINS - Generators pass-through (note 3)	12,793	-
Other	8,301	9,237
Total	**652,827**	**636,222**
Long term		
Free Energy (note 3)	**219,340**	**240,377**

29

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		Long term	
	June 30,2005	**March 31,2005**	**June 30,2005**	**March 31,2005**
ICMS (State VAT)	241,878	235,073	-	-
PIS (Tax on Revenue)	10,227	9,335	2,057	2,767
COFINS (Tax on Revenue)	44,051	40,043	9,470	12,744
INSS (Social Security Contribution)	3,736	3,369	-	-
IRPJ (Corporate Income Tax)	139,729	76,896	38,477	47,976
CSLL (Social Contribution Tax)	51,614	26,641	14,093	17,272
IRRF Interest on equity reserve	25,742	-	-	-
Other	6,765	7,057	-	-
Total	**523,742**	**398,414**	**64,097**	**80,759**

The amounts reported under long-term refer to deferred taxes levied on the following assets: (i) Extraordinary Tariff Adjustment – RTE, (ii) Regulatory Asset referring to PIS and COFINS, and (iii) Effects of the Tariff Review at the subsidiaries CPFL Paulista and CPFL Piratininga, which are considered payable by the subsidiaries to the extent that the amount of the principal is realized.

At the parent company as of June 30, 2005, the amounts of Withholding Income Tax and PIS/COFINS related with the Interest on Equity return for the quarter are recorded in the amounts of R$ 11,538 and R$ 7,425 respectively.

(21)EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the joint subsidiary RGE, through Fundação ELETROCEEE, maintain Supplementary Retirement and Pension Plans for their employees.

With the modification of the Retirement Plan, a liability was recognized in September of 1997 as being payable to the subsidiaries CPFL Paulista and CPFL Geração related with the plan's deficit calculated at the time by the external actuaries of Fundação CESP, which has been amortized in 240 monthly installments, plus interest of 6% p.a. and restated according to the IGP-DI (FGV). The balance of the liability as of June 30, 2005 was R$ 735,641 (R$ 735,069 as of March 31, 2005), and the liability was adjusted to comply with the criteria of CVM Ruling 371, dated December 13, 2000.

Ruling No. 371 – Pension Plan Accounting

According to CVM Ruling No. 371, dated December 13, 2000, the subsidiaries opted to record under income the effects of the initial recognition of the post-employment benefits for which it is responsible as an extraordinary item, net of tax effects, for a five-year period beginning in the 2002 financial year.

The movements occurred in net liabilities are as follows:

	June 30, 2005				
Movements in Net Liabilities:	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Net actuarial liability at the beginning of the year	711,234	125,259	13,986	3,306	853,785
Charges recorded to income during the year	41,294	28,113	750	(695)	69,462
Sponsor´s Contributions during the yea	(48,800)	(10,860)	(1,079)	(518)	(61,257)
	703,728	142,512	13,657	2,093	861,990
Current	60,144	18,913	1,327	-	80,384
Noncurrent	643,584	123,599	12,330	2,093	781,606
	703,728	142,512	13,657	2,093	861,990

The account balances of the subsidiaries as of June 30, 2005, related with the Entity Pension Plan also include R$ 38,917 referring to other contributions.

	1. Half, 2005				
Expenses and Income recognized up June 30, 2005:	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Cost of service	488	2,690	14	440	3,632
Interest on actuarial liabilities	126,566	32,659	2,528	4,004	165,757
Expected return on plan assets	(93,836)	(22,538)	(1,955)	(4,746)	(123,075)
Unrecognized cost of past service	-	6	-	-	6
Increase in liabilities due to adoption of CVM Ruling nº 371	8,089	16,392	163		24,644
Total expense	**41,307**	**29,209**	**750**	**(302)**	**70,964**
Expected participant´s contribution	-	(1,096)	-	-	(1,096)
	41,307	28,113	750	(302)	69,868
Administrative Expense	(13)	-	-	(393)	(406)
	41,294	28,113	750	(695)	69,462

31

In the income statement, the expenses were recorded under the following captions:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
	1. Half, 2005				
Expenses with the Pension Entity:					
Operating cost	33,205	11,721	200	(695)	44,431
General and administrative expenses	-	-	387	-	387
Extraordinary item net of tax effects	5,338	10,819	163	-	16,320
Taxation of extraordinary item	2,751	5,573	-	-	8,324
TOTAL	**41,294**	**28,113**	**750**	**(695)**	**69,462**

(22) RESERVE FOR CONTINGENCIES

	Consolidated			
	June 30, 2005		March 31, 2004	
	Accrued	Escrow Deposits	Accrued	Escrow Deposits
Labor				
Various	61,514	31,225	59,760	31,725
Civil				
General Damages	6,907	1,959	7,573	2,009
Tariff Increase	21,697	11,781	29,261	10,723
Energy Purchased	94,065	71,447	72,294	51,421
Other	8,651	3,215	8,871	3,117
	131,320	88,402	117,999	67,270
Tax				
FINSOCIAL litigation	17,416	49,290	17,294	48,941
PIS/PASEP	11,694	-	11,378	-
COFINS - injunction	87,225	2,317	84,674	2,317
Income tax	24,613	9,062	22,493	6,711
Other	9,657	8,079	9,509	8,079
	150,605	68,748	145,348	66,048
Total	**343,439**	**188,375**	**323,107**	**165,043**

The reserve for contingencies was made based on an appraisal of the risk of losing litigation to which the Company and its subsidiaries are parties, whose likelihood of loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible and therefore did not record any provision for losses on these amounts. These issues do not yet represent a tendency for the decisions by the courts or any other decision on similar cases considered to be probable or remote. The claims related with possible losses as of June 30, 2005 were represented as follows: (i) labor cases in the amount of R$ 66,648; (ii) civil cases basically represented by personal injuries, in the amount of R$ 97,655; and (iii) claims related with tax issues, principally Income Tax, FINSOCIAL and PASEP, in the amount of R$ 148,941.

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by provisions in the financial statements or that could result in a significant impact on future results.

(23) OTHER

	Consolidated	
	June 30, 2005	March 31, 2005
Current		
Consumers and Concessionaires	44,875	40,631
2003 Tariff review (note 3)	88,493	78,977
Low Income Consumer Subsidy (note 3)	6,049	5,637
Advances	17,299	16,006
Interest on Compulsory Loan	4,026	6,296
Emergency Capacity Charge - ECE	31,508	33,589
Emergency Energy Purchase Charge - EAEE	886	885
Other	18,479	15,904
Total	**211,615**	**197,925**
Long term		
Funds for Capital Increase	5,456	5,456
2003 Tariff review (note 3)	24,118	42,124
Fund for Reversal	13,987	13,987
Other	2,614	998
Total	**46,175**	**62,565**

(24) SHAREHOLDERS' EQUITY

24.1 Capital increase

In a Board Meeting held on May 6, 2005, an increase in the Company's capital was approved amounting to R$ 25,308, via the issue of 1,440,409 common shares, at the price of R$ 17.57, which were subscribed by the IFC - International Finance Corporation as a result of the Subscription Bonus issued on December 5, 2003. The capital increased from R$ 4,082,036 to R$ 4,107,344, divided into 453,069,178 common shares, book entry type, with no par value.

In Extraordinary Shareholders' Meetings of CPFL Energia and CPFL Geração held on June 20, 2005, the merger of all the common and preferred stock of CPFL Geração into the equity of CPFL Energia was approved, with a consequential capital increase of R$ 85,577, via the issue of 3,665,488 common shares, the capital increasing from R$ 4,107,344 to R$ 4,192,921, divided into 456,734,666 common shares. The non-controlling shareholders of CPFL Geração received 1(one) new common share of CPFL Energia for each lot of 1,622 common or preferred shares issued by CPFL Geração. This transaction was carried out based on appraisal reports of the economic value of the Company and CPFL Geração.

Of the total of 205,487,716 thousand shares, only three shareholders, holding 2 thousand shares, exercised the withdrawal right stipulated in Corporation Law. After concluding this process, the Company now holds a 100% of the capital of CPFL Geração.

24.2 – Dividend paid

In the 2nd quarter of 2005, the company made payments amounting to R$ 140,147 corresponding to the declared dividend provisioned on the December 31, 2004 base date.

24.3 – Interest on equity

In the Board Meeting held on June 29, 2005, the announcement of Interest on Equity was approved, to a gross amount of R$ 76,920 (R$ 65,382 net of Income Tax), corresponding to a gross value of R$ 0.168412266 per share, the payment of which is foreseen for the 3rd quarter of 2005.

24.4 – Distribution of dividend

In accordance with corporation law and the Bylaws, Company Management is proposing distribution of the net income returned on the June 30, 2005 base date, in the form of an interim dividend, to be allocated to the dividend for the 2005 financial year, to a total amount of R$ 323,677, corresponding to R$ 0,708677137 per share, payment of which is planned for the 3rd quarter of 2005.

(25) OPERATING REVENUES

Revenue from Electric Energy Operations R$ thousands	Consolidated			
	2005		2004	
	2. Quarter	1. Half	2. Quarter	1. Half
Consumer class - R$ thousands				
Residential	890,543	1,738,988	770,375	1,509,114
Industrial	842,038	1,580,036	801,760	1,482,027
Commercial	471,829	914,380	387,985	762,324
Rural	76,732	146,551	64,227	124,390
Public Administration	67,970	123,688	57,829	104,464
Public Lighting	56,395	111,051	51,403	100,294
Public Service	82,210	155,388	69,978	132,586
Billed	2,487,717	4,770,082	2,203,557	4,215,199
Unbilled (Net)	3,154	29,487	8,517	14
Emergency Charges - ECE/EAEE	69,426	140,363	87,854	186,284
Adjusted of Homologated Value of Free Energy	-	-	57,199	57,199
PIS and COFINS - Generators pass-through (note 3)	15,351	15,351	-	-
Tariff Increase -TUSD (note 3)	-	2,523	-	-
Tariff Increase ITAIPU Energy Purchase (note 3)	10,450	10,450	-	-
Tariff Review (Note 3)	-	(26,490)	20,442	39,244
			(67,757)	
Realization of Extraordinary Tariff Adjustment (note 3)	(66,004)	(125,964)		(120,648)
			(14,460)	
Realization of Free Energy (note 3)	(24,745)	(47,228)		(35,051)
Realization of PIS and COFINS - Generators pass-through (Note 3)	(2,710)	(2,710)	-	-
Realization of Tariff Increase -TUSD (note 3)	(1,048)	(1,656)	-	-
Realization of Tariff Review (note 3)	8,631	8,631	-	-
ELECTRICITY SALES TO FINAL CONSUMERS	**2,500,222**	**4,772,839**	**2,295,352**	**4,342,241**
Furnas Centrais Elétricas S.A.	74,477	148,157	60,944	126,118
Other Concessionaires and Licensees	23,182	51,976	10,193	20,986
Current Electric Energy	12,180	14,080	1,434	7,767
ELECTRICITY SALES TO DISTIBUTORS	**109,839**	**214,213**	**72,571**	**154,871**
Revenue due to Network Usage Charge	113,568	206,363	54,556	89,745
Low Income Consumer´s Subsidy (note 3)	4,206	10,885	2,989	6,099
Other Revenues and Incomes	24,471	48,472	21,799	43,591
OTHER OPERATING REVENUES	**142,245**	**265,720**	**79,344**	**139,435**
Total	**2,752,306**	**5,252,772**	**2,447,267**	**4,636,547**

35

Adjusted of Homologated Value of Free Energy – Basically refers to rectification of the amount of R$ 67,536 for the free energy transactions at the MAE (current CCEE) at the indirect subsidiary CPFL Piratininga, made by ANEEL in June of 2004. A similar value was reported in the Cost of Electric Energy (note 26).

Tariff Review – The amount for 2004 corresponds to the revenue calculated on a pro rata daily basis of the difference found between the Tariff Repositioning (18.08%) and the Tariff Increase Index (14.68%) at the indirect subsidiary CPFL Piratininga.

	Consolidated			
	2005		**2004**	
Revenue from Electric Energy Operations - GWh (*)	2. Quarter	1. Half	2. Quarter	1. Half
Consumer class				
Residential	2,205	4,368	2,038	4,129
Industrial	4,328	8,386	4,344	8,567
Commercial	1,352	2,693	1,205	2,447
Rural	420	826	376	757
Public Administration	214	396	194	364
Public Lighting	275	548	265	531
Public Service	344	687	332	671
Billed	**9,138**	**17,904**	**8,754**	**17,466**
Own Consumption	4	11	6	12
ELECTRICITY SALES TO FINAL CONSUMERS	**9,142**	**17,915**	**8,760**	**17,478**
Furnas Centrais Elétricas S.A.	755	1,501	755	1,509
Other Concessionaires and Licensees	416	882	147	321
Current Electric Energy	241	377	123	336
ELECTRICITY SALES TO DISTIBUTORS	**1,412**	**2,760**	**1,025**	**2,166**
Total	**10,554**	**20,675**	**9,785**	**19,644**

	Consolidated	
	June	June
No. of Consumers - Thousands (*) (**)	30,2005	30,2004
Consumer class		
Residential	4,740	4,615
Industrial	151	81
Commercial	445	434
Rural	232	228
Public Administration	38	36
Public Lighting	2	1
Public Service	6	5
TOTAL	**5,614**	**5,400**

(*)Number of consumers and GWh information, not examined by the independent auditors

(**) Represents active customers (customers connected to the distribution network)

36

(26) COST OF ELECTRIC ENERGY

	Consolidated			
	2005		**2004**	
	2. Quarter	**1. Half**	**2. Quarter**	**1. Half**
Electricity Purchased for Resale				
Itaipú Binacional	216,787	449,422	248,865	484,648
Furnas Centrais Elétricas S.A.	66,298	117,325	95,645	192,243
CESP - Cia. Energética de São Paulo	60,966	126,011	88,245	184,020
Cia. de Geração de Energia Elétrica do Tietê	25,938	49,806	38,642	79,642
Duke Energy Inter. Ger. Paranapanema S.A.	45,999	90,518	48,455	105,202
Tractebel Energia S.A.	185,565	360,563	144,385	272,621
Auction of Energy	23,481	43,428	-	-
Petrobrás	122,617	248,462	54,409	102,153
EMAE - Empresa Metropolitana de Águas e Energia	3,590	7,608	6,235	13,470
Cia. Estadual Energia Elétrica - CEEE	2,689	4,938	4,600	8,596
AES Uruguaiana Ltda.	22,635	48,527	20,966	40,976
Co-Generators	37,404	39,339	22,813	26,395
Other	44,315	89,598	37,197	72,138
Subtotal	**858,284**	**1,675,545**	**810,457**	**1,582,104**
Deferment/Amortization - CVA	27,157	19,323	27,027	39,039
Adjusted of Homologated Value of Free Energy (note 25)	-	-	67,536	67,536
PIS and COFINS - Generators Lending (note 25)	15,351	15,351	-	-
Credit for PIS/COFINS IBRACON Instruction as of June 22, 2004	(82,527)	(158,338)	(82,629)	(130,066)
Subtotal	**818,265**	**1,551,881**	**822,391**	**1,558,613**
Electricity Network Usage Charge				
Basic Network Charges	118,165	241,927	108,571	220,421
Charges for Transmission from Itaipu	13,807	27,498	12,451	25,009
Connection Charges	10,728	29,367	21,343	37,196
System Service Charges - ESS	4,344	9,969	978	5,437
Subtotal	**147,044**	**308,761**	**143,343**	**288,063**
Deferment/Amortization - CVA	58,928	123,715	43,167	23,020
Credit for PIS/COFINS IBRACON Instruction as of June 22, 2004	(18,405)	(38,731)	(14,034)	(22,781)
Subtotal	**187,567**	**393,745**	**172,476**	**288,302**
Total	**1,005,832**	**1,945,626**	**994,867**	**1,846,915**

37

Electricity Purchased for Resale - GWh (*)	Consolidated			
	2005		2004	
	2. Quarter	1. Half	2. Quarter	1. Half
Itaipú Binacional	2,603	5,181	2,545	5,158
Furnas Centrais Elétricas S.A.	934	1,549	1,213	2,448
CESP - Cia. Energética de São Paulo	833	2,088	1,223	2,621
Cia. de Geração de Energia Elétrica do Tietê	300	605	501	1,058
Duke Energy Inter. Ger. Paranapanema S.A.	498	1,040	809	1,387
Tractebel Energia S.A.	2,133	4,234	1,765	3,290
Auction of energy	390	737	-	-
Petrobrás	1,495	3,261	739	1,442
EMAE - Empresa Metropolitana de Águas e Energia	42	92	82	182
Cia. Estadual Energia Elétrica - CEEE	38	76	78	148
AES Uruguaiana Ltda.	181	396	175	403
Co-Generators	363	385	212	245
Other	944	1,672	718	1,592
Total	**10,754**	**21,316**	**10,060**	**19,974**

(*) Information not examined by the independent auditors

(27) OPERATING EXPENSES

	Parent Company			
	2005		**2004**	
General and Administrative Expenses	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Personnel	103	152	42	78
Material	7	11	14	57
Outside Services	1,655	2,422	3,375	4,698
Publicity and Advertising	188	734	38	83
Legal, Judicial and Indemnities	139	159	4	25
Issue of Debentures	-	-	2,683	5,365
Other	242	343	295	788
Total	**2,334**	**3,821**	**6,451**	**11,094**

	Consolidated			
	2005		**2004**	
Sales and Marketing	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Personnel	8,677	17,170	7,786	15,093
Material	1,027	1,642	691	1,124
Outside Services	11,052	20,816	11,652	21,154
Allowance for Doubtful Accounts	13,939	25,531	13,013	24,101
Depreciation and Amortization	1,785	3,121	909	1,821
Collection Tariffs and Services	10,562	20,775	7,909	17,906
Other	2,558	4,383	1,967	2,537
Total	**49,600**	**93,438**	**43,927**	**83,736**
General and Administrative Expenses				
Personnel	16,424	35,129	17,208	35,744
Employee Pension Plans	192	387	704	1,381
Material	610	1,541	775	1,493
Outside Services	26,070	49,288	27,769	49,037
Leases and Rentals	1,357	2,821	1,360	2,719
Depreciation and Amortization	6,119	12,640	5,287	10,197
Publicity and Advertising	939	2,247	767	1,764
Legal, Judicial and Indemnities	1,629	9,654	2,629	6,528
Donations, Contributions and Subsidies	1,083	2,197	2,048	3,439
PERCEE	460	1,368	2,944	7,475
Issue of Debentures	-	-	2,682	5,365
Other	1,419	6,555	1,537	7,869
Total	**56,302**	**123,827**	**65,710**	**133,011**
Other Operating Expenses				
Inspection Fee	4,295	7,898	3,345	5,691
Energy Efficiency Research	6,064	11,614	2,434	5,481
Total	**10,359**	**19,512**	**5,779**	**11,172**

(28) FINANCIAL INCOME (EXPENSE)

	Parent Company			
	2005		**2004**	
Financial Income	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Income from Temporary Cash Investments	16,163	24,543	7,057	13,154
Restatement of Tax Credits	2,788	2,788	478	740
Interest on Loan Contracts	917	2,017	1,771	6,490
Other	207	1,003	299	634
PIS and COFINS	(7,425)	(7,425)	(6,471)	(6,587)
Subotal	12,650	22,926	3,134	14,431
Interest on Equity	80,273	80,273	52,110	52,110
Total	**92,923**	**103,199**	**55,244**	**66,541**
Financial Expense				
Debt Charges	(1,482)	(3,585)	(35,560)	(76,476)
Banking Expenses	(1,603)	(2,340)	(2,542)	(3,912)
Monetary Variations	(6,465)	(10,599)	(8,122)	(8,823)
Other	(51)	(60)	(130)	(215)
PIS and COFINS credit - Technical Interpretation IBRACON No. 1/2004	-	-	5,571	5,571
Subotal	(9,601)	(16,584)	(40,783)	(83,855)
Amortization of Deferred Exchange Variation	(13,438)	(26,875)	(18)	(36)
Interest on Equity	(76,920)	(76,920)	-	-
Total	**(99,959)**	**(120,379)**	**(40,801)**	**(83,891)**
Net financial expense	**(7,036)**	**(17,180)**	**14,443**	**(17,350)**

	Consolidated			
	2005		**2004**	
Financial Income	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Income from Temporary Cash Investments	38,090	65,201	16,752	29,650
Late payments charges	23,013	42,038	20,525	39,618
Monetary Variations	(16,263)	(12,767)	14,645	20,701
Interest – CVA and Parcel "A"	37,303	72,520	29,254	58,489
Arrears Charges	4,438	4,438	1,674	3,100
Interest from Extraordinary Tariff Adjustment	27,992	55,319	28,466	59,811
Interest on Intercompany Loans	-	-	1,216	1,805
Dividends received from non-controlled companies	4,708	4,708	823	846
Other	6,158	21,429	5,959	12,639
PIS and COFINS	(8,358)	(8,358)	(16,637)	(23,583)
Total	**117,081**	**244,528**	**102,677**	**203,076**
Financial Expense				
Debt Charges	(144,000)	(287,787)	(162,210)	(326,526)
Banking Expenses	(16,311)	(28,486)	(15,523)	(28,361)
Monetary variations	(23,377)	(79,725)	(88,817)	(160,766)
Amortization of Deferred Exchange Variation	-	-	(3,442)	(5,941)
Interest on Intercompany Loans	-	-	(475)	(669)
Other	(10,634)	(16,800)	(6,598)	(11,255)
PIS and COFINS credit - Technical Interpretation IBRACON No. 1/2004	-	-	22,605	32,059
Subotal	**(194,322)**	**(412,798)**	**(254,460)**	**(501,459)**
Amortization of Deferred Exchange Variation	(29,116)	(57,478)	11,501	(29,518)
Interest on Equity	(81,256)	(81,256)	(3,180)	(3,180)
Total	**(304,694)**	**(551,532)**	**(246,139)**	**(534,157)**
Net financial expense	**(187,613)**	**(307,004)**	**(143,462)**	**(331,081)**

(29) FINANCIAL INSTRUMENTS

29.1 CONSIDERATIONS ON RISKS

The businesses of the Company and its subsidiaries basically comprise the generation, commercialization and sales of energy to final consumers, as public service utilities, whose activities and tariffs are largely regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and anticipation of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them by contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

29.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market.

As of June 30, 2005, the principal financial asset and liability instruments of the company and its subsidiaries are described as follows:

- Cash and banks – with market values approximating to the amounts stated in the balance sheets;
- Investments – the investments in subsidiaries that have stock quoted on the capital market approximate to the amounts recorded in the balance sheets;
- Regulatory Assets and Liabilities – the amounts are recorded according to the criteria defined by ANEEL;
- Loans, Financing, Debentures and Credits Receivable - the estimates of the market value of these financial instruments were prepared based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In the case of transactions without any similar in the market, principally related with the regulatory assets and credits receivable from CESP, the Company assumed that the market value corresponds to the respective carrying value.

The carrying values of the loans and financing, debentures and derivatives, compared with the market borrowing rates as of June 30, 2005 and March 31, 2005, are as follows:

	Parent Company			
	June 30, 2005		March 31, 2005	
	Book Value	Fair Value	Book Value	Fair Value
Loans and Financing	73,706	82,446	108,403	123,607
Derivatives	30,748	27,783	23,197	24,425
Total	**104,454**	**110,229**	**131,600**	**148,032**

	Consolidated			
	June 30, 2005		March 31, 2005	
	Book Value	Fair Value	Book Value	Fair Value
Loans and Financing	2,861,892	2,843,518	3,041,114	2,991,557
Debentures	1,923,035	1,930,303	2,065,073	2,078,358
Derivatives	100,117	95,416	79,952	76,487
Total	**4,885,044**	**4,869,237**	**5,186,139**	**5,146,402**

(30) SUBSEQUENT EVENT

(a) Operating license of the Barra Grande Hydropower Plant
The Barra Grande Hydropower Plant, under construction on the River Pelotas, between the municipalities of Pinhal da Serra, in Rio Grande do Sul and Anita Garibaldi in Santa Catarina, received the Operating License from IBAMA on July 4, 2005, which enabled filling of the reservoir to begin on July 5, 2005.

The issue of the license was in line with the construction schedule, and is conditioned to certain requirements by IBAMA, which are being complied with by BAESA and do not represent significant additional costs.

When the reservoir reaches the minimum operating level (planned for mid-September), the commissioning tests of the Generating Units will be completed. It is planned to inaugurate the first Generating Unit in October of this year. The remaining units should come on stream in January and April of 2006.

(b) Subscription Bonus – IFC
On July 14, 2005, the IFC formalized its intention to exercise all its rights derived from the Subscription Bonus issued by the Company on December 5, 2003, by converting the loan amounting to R$ 73,667 on the July 25, 2005 base date, at the price of R$ 17.71 per share. The issue of 4,159,647 common shares and the increase in the Company's capital were approved in a Board Meeting held on July 25, 2005.

(c) Acquisition of Small Hydropower Plants (PCH's)
In a meeting held on July 27, 2005, the Board approved the acquisition of Small Hydropower Plants ("PCH´s") by NOVA V Participações S.A. ("NOVA V"), a wholly-owned subsidiary of CPFL Geração, a company that had not been carrying on any commercial operations. The PCH´s purchased from RGE are at Pirapó, Saltinho, Guaporé and Andorinhas.

The principal objectives of this acquisition were: (i) a history of investments with good results, enabling rates of return higher than those foreseen in the business plan, (ii) better balance of the group's portfolio, (iii) immediate addition to EBITDA, (iv) conditions to compete in the sale of power to consumers in the A4 subgroup with demands greater than 500 kW and less than 3,000 kW, and (v) conditions to defend its own market against the entry of new competitors. The acquisition by NOVA V will depend on prior approval by ANEEL.

(31) CASH FLOW

	Parent company		Consolidated	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
OPERATING CASH FLOW				
Income for the period	**400,597**	**124,826**	**400,597**	**124,826**
ADJUSTMENTS TO RECONCILE INCOME TO CASH DERIVED FROM OPERATIONS				
Non-controlling shareholders' interest	-	-	20,310	9,953
Extraordinary Tariff Adjustment - monetary restatement	-	-	(91,083)	(85,917)
Tariff Review -2003	-	-	17,859	(39,244)
Other items of tariff increase 2005	-	-	(24,193)	-
Regulatory Asset - PIS/COFINS Change in legislation	-	-	(10,812)	-
Low Income Consumers' Subsidy	-	-	(10,885)	-
Depreciation and amortization	26,875	36	211,451	203,504
Provision for contingencies	-	-	39,664	47,179
Interest and monetary restatement	(10,356)	8,918	(10,186)	191,796
Unrealized losses (gains) on derivative instruments	10,636	-	12,365	(17,857)
Cost of Pension Plan	-	-	63,311	107,616
Equity gain (loss)	(426,962)	(205,584)	-	-
Loss (gain) on the write-off of permanent assets	-	-	1,376	5,101
Realization (recognition) of tax credits	-	-	21,777	(14,277)
Other	24	204	195	1,945
INCREASE (REDUCTION) IN OPERATING ASSETS				
- Consumers, concessionaires and licensees	-	-	57,511	33,627
- Dividends receivable	358,465	53,262	-	-
- Other receivables	113	-	17,731	15,805
- Recoverable Taxes	(571)	(3,700)	(133,273)	63,290
- Financial Investment	(158,663)	(98,562)	(37,735)	(131,899)
- Inventories	-	-	(670)	542
- Deferment of tariff costs	-	-	80,819	(56,218)
- Judicial deposits	-	-	(42,979)	(59,841)
- Other operating assets	-	5,761	9,575	27,263
REDUCTION (INCREASE) IN OPERATING LIABILITIES				
- Suppliers	(4,535)	(42)	(30,088)	32,539
- Taxes and social contributions	3,458	686	83,934	(25,922)
- Payroll	-	-	(418)	174
- Deferment of tariff costs	-	-	13,412	20,943
- Other liabilities with private pension entity	-	-	(61,836)	(53,828)
- Interest on debts	(362)	(102,031)	(69,377)	(143,819)
- Loan and financing - Incorporated Interest	-	-	39,289	33,051
- Regulatory charges	-	-	6,234	27,351
- Other liabilities	(52)	-	17,517	17,062
CASH FLOW PROVIDED BY (USED IN) OPERATIONS	**198,667**	**(216,226)**	**591,392**	**334,745**
INVESTMENTS ACTIVITIES				
- Acquisitions of equity interests	(2,828)	-	(1,703)	-
- Acquisitions of fixed assets	-	-	(265,138)	(291,650)
- Special obligations	-	-	4,805	19,963
- Additions to deferred charges	(154)	(1,084)	(3,050)	(13,063)
- Sale value of fixed assets	-	-	4,556	5,240
- Operational Loan Contract with Subsidiary and Associated Company	(43,329)	106,690	-	7,530
GENERATION OF CASH FROM (USED IN) INVESTMENTS	**(46,311)**	**105,606**	**(260,530)**	**(271,980)**
FINANCING ACTIVITIES				
- Loan and financing obtained	-	215,644	581,810	810,827
- Payments of loans, financing and debentures	-	-	(781,932)	(799,026)
- Dividends paid	(140,147)	-	(152,320)	(2,027)
GENERATION (UTILIZATION) OF CASH IN FINANCING	**(140,147)**	**215,644**	**(352,442)**	**9,774**
INCREASE IN CASH AND CASH EQUIVALENTS	**12,209**	**105,024**	**(21,580)**	**72,539**
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	**102,119**	**81,338**	**499,838**	**374,612**
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	**114,328**	**186,362**	**478,258**	**447,151**
SUPPLEMENTARY INFORMATION				
- Taxes paid	-	-	201,031	115,860
- Interest paid	3,985	176,871	294,791	473,266
	3,985	**176,871**	**495,822**	**589,126**

CASH AND CASH EQUIVALENTS	December, 2003	June, 2004	December, 2004	June, 2005
PARENT COMPANY				
Balance according to Corporation Law	81,338	297,044	186,385	228,597
Reclassification - FAS 95 (1)	-	(110,682)	(84,266)	(114,269)
Adjusted balance	**81,338**	**186,362**	**102,119**	**114,328**
CONSOLIDATED				
Balance according to Corporation Law	374,612	591,169	817,724	705,219
Reclassification - FAS 95 (1)	-	(144,018)	(317,886)	(226,961)
Adjusted balance	**374,612**	**447,151**	**499,838**	**478,258**

1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. According to this criterion, short-term cash investments that although having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Bonds and Securities line.

Analysis of Results – CPFL Energia Individual

CPFL Energia, as a holding company, does not have any own cash flow. Therefore, in order to manage its investments, it directly depends on the results of operations of its subsidiaries, the receipt of dividends, funds from shareholders and funds raised in the financial market.

In the quarter there was a recovery in results in relation to the equivalent period of the prior year, principally as a result of a reduction in operating expenses, improvements in financial results and equity gains, as follows:

Financial result:

The net financial result in the 2nd quarter of 2005 was an expense of R$ 7,036 thousand, R$ 21,479 thousand lower when compared to the income of R$ 14,443 thousand returned in the equivalent period of 2004.

When the effects of Interest on Equity received from the subsidiaries and those paid to shareholders are excluded, the net financial result for the quarter becomes an expense of R$ 10,389 thousand, R$ 27,278 thousand less than the expense of R$ 37,667 thousand returned in the same period of 2004.

The reduction observed in the financial result is due to: (i) the increase in financial income, principally as a function of the yield from short-term financial investments on the funds of the public offer in 2004; and (ii) a reduction in finance and expenses, basically due to the reduction in the level of indebtedness with the prepayment of the debentures in 2004, partially compensated by the increase in the expense of amortization of goodwill as a result of applying the concepts of CVM Instruction No. 319 by the subsidiary CPFL Paulista.

Gains from Equity Interests:

The equity gains are related with the performance of the subsidiaries, as follows:

	2005		2004	
Subsidiaries	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
CPFL Paulista	179,797	295,182	140,093	117,600
CPFL Geração	30,196	53,633	20,651	36,722
CPFL Brasil	39,247	78,125	20,363	51,262
CPFL Piratininga	22	22	-	-
Total	249,262	426,962	181,107	205,584

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 06/30/2005	4 - 03/31/2005
1	Total assets	12,893,333	12,878,569
1.01	Current assets	3,353,130	3,467,040
1.01.01	Cash and Banks	705,219	967,898
1.01.02	Credits	2,509,513	2,355,796
1.01.02.01	Consumers, concessionaires and licensees	1,712,083	1,613,304
1.01.02.02	Other receivables	61,369	69,845
1.01.02.03	Financial Investments	19,451	0
1.01.02.04	Recoverable taxes	290,135	188,953
1.01.02.05	(-) Allowance for doubtful accounts	(53,459)	(47,550)
1.01.02.06	Deferred costs variations	431,998	521,490
1.01.02.07	Prepaid expenses	47,936	9,754
1.01.03	Inventories	8,245	8,043
1.01.04	Other	130,153	135,303
1.02	Noncurrent assets	2,700,351	2,649,813
1.02.01	Credits	2,563,786	2,524,890
1.02.01.01	Consumers, concessionaires and licensees	496,374	579,957
1.02.01.02	Other receivables	99,445	112,153
1.02.01.03	Escrow deposits	188,375	165,043
1.02.01.04	Financial Investments	110,059	850
1.02.01.05	Recoverable taxes	65,281	45,993
1.02.01.06	Deferred tax credits	1,017,109	1,033,691
1.02.01.07	Deferred costs variations	567,108	524,537
1.02.01.08	Prepaid expenses	20,035	62,666
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	136,565	124,923
1.03	Permanent assets	6,839,852	6,761,716
1.03.01	Investments	2,824,587	2,804,359
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	2,016,542	1,990,683
1.03.01.02.01	Goodwill or negative goodwill	2,016,542	1,990,683
1.03.01.03	Other investments	808,045	813,676
1.03.01.03.01	Leased assets	777,795	783,325
1.03.01.03.02	Other	30,250	30,351
1.03.02	Property, plant and equipment	3,973,532	3,915,342
1.03.02.01	Property, plant and equipment	4,586,959	4,518,980
1.03.02.02	(-) Special obligation linked to the concession	(613,427)	(603,638)
1.03.03	Deferred charges	41,733	42,015

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 06/30/2005	4 - 03/31/2005
2	Total liabilities and shareholders' equity	12,893,333	12,878,569
2.01	Current liabilities	3,430,386	3,208,779
2.01.01	Loans and financing	852,383	984,731
2.01.01.01	Interest on debts	47,406	50,374
2.01.01.02	Loans and financing	804,977	934,357
2.01.02	Debentures	309,739	405,881
2.01.02.01	Interest on debentures	41,795	147,446
2.01.02.02	Debentures	267,944	258,435
2.01.03	Suppliers	652,827	636,222
2.01.04	Taxes and social contributions payable	523,742	398,414
2.01.05	Dividends and interest on equity	413,765	155,840
2.01.06	Reserves	7,627	15,331
2.01.06.01	Profit sharing	7,627	15,331
2.01.07	Related parties	0	0
2.01.08	Other	670,303	612,360
2.01.08.01	Payroll	3,377	3,392
2.01.08.02	Employee pension plans	95,080	108,555
2.01.08.03	Regulatory charges	67,739	66,430
2.01.08.04	Accrued liabilities	32,661	24,548
2.01.08.05	Deferred gains variations	194,797	164,135
2.01.08.06	Derivative contracts	65,034	47,375
2.01.08.07	Other	211,615	197,925
2.02	Long term liabilities	5,151,126	5,262,898
2.02.01	Loans and financings	2,009,509	2,056,383
2.02.02	Debentures	1,613,296	1,659,192
2.02.03	Reserves	343,439	323,107
2.02.03.01	Reserve for contingencies	343,439	323,107
2.02.04	Related parties	0	0
2.02.05	Other	1,184,882	1,224,216
2.02.05.01	Suppliers	219,340	240,377
2.02.05.02	Employee pension plans	805,827	787,378
2.02.05.03	Taxes and social contributions payable	64,097	80,759
2.02.05.04	Derivative contracts	35,083	32,577
2.02.05.05	Deferred gains variations	14,360	20,560
2.02.05.06	Other	46,175	62,565
2.03	Deferred income	0	0
2.04	Non-controlling shareholders' interest	104,954	145,264

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

2.05	Shareholders' equity	4,206,867	4,261,628
2.05.01	Capital	4,192,921	4,082,036
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	13,946	13,946
2.05.04.01	Legal	13,946	13,946
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	0	165,646

48

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 – Code	2 – Description	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5 - 04/01/2004 to 06/30/2004	5 - 04/01/2004 to 06/30/2004
3.01	Operating revenues	2,752,306	5,252,772	2,447,267	4,636,547
3.02	Deductions	(814,900)	(1,530,455)	(712,657)	(1,356,341)
3.02.01	ICMS	(482,627)	(915,737)	(406,393)	(776,117)
3.02.02	PIS	(45,830)	(81,714)	(37,518)	(73,716)
3.02.03	COFINS	(207,006)	(371,682)	(169,584)	(296,822)
3.02.04	ISS	(163)	(324)	(152)	(239)
3.02.05	Global Reserve Reversal	(9,848)	(20,635)	(11,156)	(23,163)
3.02.06	Emergency charges (ECE/EAEE)	(69,426)	(140,363)	(87,854)	(186,284)
3.03	Net operating revenues	1,937,406	3,722,317	1,734,610	3,280,206
3.04	Cost of sales and/or services	(1,351,836)	(2,596,811)	(1,291,775)	(2,410,469)
3.04.01	Electricity purchased for resale	(1,005,832)	(1,945,626)	(994,867)	(1,846,915)
3.04.02	Payroll	(50,829)	(98,924)	(48,818)	(97,329)
3.04.03	Employee pension plans	(22,218)	(44,431)	(47,654)	(86,907)
3.04.04	Material	(9,235)	(16,805)	(7,023)	(13,208)
3.04.05	Outsourced services	(26,591)	(47,406)	(18,729)	(36,201)
3.04.06	Depreciation and amortization	(67,739)	(134,139)	(59,726)	(120,736)
3.04.07	Fuel consumption account - CCC	(96,985)	(173,648)	(63,842)	(122,411)
3.04.08	Energy development account - CDE	(65,109)	(125,627)	(47,138)	(80,020)
3.04.09	Other	(4,795)	(6,640)	(1,009)	(2,533)
3.04.10	Services provided by third parties	(2,503)	(3,565)	(2,969)	(4,209)
3.05	Gross operating income	585,570	1,125,506	442,835	869,737

49

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

3.06	Operating Expenses/Income	(305,911)	(547,855)	(206,702)	(598,035)
3.06.01	Selling	(49,600)	(93,438)	(43,927)	(83,736)
3.06.02	General and administrative	(56,302)	(123,827)	(65,710)	(133,011)
3.06.03	Financial	(187,613)	(307,004)	(143,462)	(331,081)
3.06.03.01	Financial income	117,081	244,528	102,677	203,076
3.06.03.02	Financial expenses	(304,694)	(551,532)	(246,139)	(534,157)
3.06.03.02.01	Interest on Equity	(81,256)	(81,256)	(3,180)	(3,180)
3.06.03.02.02	Amortization of investment goodwill	(29,116)	(57,478)	11,501	(29,518)
3.06.03.02.03	Other financial expenses	(194,322)	(412,798)	(254,460)	(501,459)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(12,396)	(23,586)	46,397	(50,207)
3.06.05.01	Merged Goodwill	(2,037)	(4,074)	52,176	(39,035)
3.06.05.02	Other	(10,359)	(19,512)	(5,779)	(11,172)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	279,659	577,651	236,133	271,702
3.08	Nonoperating income (expense)	(1,158)	(2,197)	(4,913)	(4,745)
3.08.01	Income	3,151	3,528	550	3,016
3.08.02	Expenses	(4,309)	(5,725)	(5,463)	(7,761)
3.09	Income before taxes on income and minority interest	278,501	575,454	231,220	266,957
3.10	Income tax and social contribution	(98,252)	(193,361)	(74,748)	(127,571)
3.10.01	Social contribution	(27,458)	(53,119)	(21,173)	(34,793)
3.10.02	Income tax	(70,794)	(140,242)	(53,575)	(92,778)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

3.11	Deferred income tax and social contribution	(6,331)	(26,122)	(5,232)	8,477
3.11.01	Deferred Social contribution	80	(4,778)	(1,127)	3,570
3.11.02	Deferred Income tax	(6,411)	(21,344)	(4,105)	4,907
3.12	Statutory profit sharing/contributions	(8,160)	(16,320)	(8,132)	(16,264)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	(8,160)	(16,320)	(8,132)	(16,264)
3.12.02.01	Extraordinary item net of tax effects	(8,160)	(16,320)	(8,132)	(16,264)
3.13	Reversal of interest on equity	81,256	81,256	3,180	3,180
3.14	Non-controlling shareholder's interest	(12,063)	(20,310)	(9,503)	(9,953)
3.15	Net income for the period	234,951	400,597	136,785	124,826
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	456,734,666	456,734,666	4,118,697,977	4,118,697,977
	EARNINGS PER SHARE	0.51441	0.87709	0.03321	0.03031

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Consolidated

CONSOLIDATED - R$ thousands	2005		2004		Variation	
	2.Quarter	1.Half	2.Quarter	1.Half	2.Quarter	1.Half
GROSS REVENUE	2,752,306	5,252,772	2,447,267	4,636,547	12.5%	13.3%
Electricity sales to final Consumers	2,500,222	4,772,839	2,295,352	4,342,241	8.9%	9.9%
Electricity sales to Distributors	109,839	214,213	72,571	154,871	51.4%	38.3%
Other Operating Revenues	142,245	265,720	79,344	139,435	79.3%	90.6%
DEDUCTION FROM OPERATING REVENUE	(814,900)	(1,530,455)	(712,657)	(1,356,341)	14.3%	12.8%
NET OPERATING REVENUE	**1,937,406**	**3,722,317**	**1,734,610**	**3,280,206**	**11.7%**	**13.5%**
ENERGY COST	**(1,005,832)**	**(1,945,626)**	**(994,867)**	**(1,846,915)**	**1.1%**	**5.3%**
Electricity Purchased for resale	(818,265)	(1,551,881)	(822,391)	(1,558,613)	-0.5%	-0.4%
Electricity Network Usage Charges	(187,567)	(393,745)	(172,476)	(288,302)	8.7%	36.6%
OPERATING COST/EXPENSE	**(464,302)**	**(892,036)**	**(360,148)**	**(830,508)**	**28.9%**	**7.4%**
Personnel	(76,282)	(151,803)	(74,219)	(148,747)	2.8%	2.1%
Employee Pension Plan	(22,410)	(44,818)	(48,358)	(88,288)	-53.7%	-49.2%
Material	(12,254)	(21,609)	(10,552)	(18,476)	16.1%	17.0%
Outside Services	(64,386)	(118,686)	(57,989)	(107,368)	11.0%	10.5%
Depreciation and Amortization	(75,734)	(150,082)	(65,925)	(132,754)	14.9%	13.1%
Merged Goodwill Amortization	(2,037)	(4,074)	52,176	(39,035)	-103.9%	-89.6%
CCC - Subsidy	(96,985)	(173,648)	(63,842)	(122,411)	51.9%	41.9%
CDE - Subsidy	(65,109)	(125,627)	(47,138)	(80,020)	38.1%	57.0%
Other	(49,105)	(101,689)	(44,301)	(93,409)	10.8%	8.9%
SERVICE RESULTS	**467,272**	**884,655**	**379,595**	**602,783**	**23.1%**	**46.8%**
FINANCIAL RESULTS	**(187,613)**	**(307,004)**	**(143,462)**	**(331,081)**	**30.8%**	**-7.3%**
Expense, Net of Income	(106,357)	(225,748)	(140,282)	(327,901)	-24.2%	-31.2%
Interest on equity	(81,256)	(81,256)	(3,180)	(3,180)	2455.2%	2455.2%
OPERATING RESULTS	**279,659**	**577,651**	**236,133**	**271,702**	**18.4%**	**112.6%**
NON-OPERATING RESULTS	**(1,158)**	**(2,197)**	**(4,913)**	**(4,745)**	**-76.4%**	**-53.7%**
Income	3,151	3,528	550	3,016	472.9%	17.0%
Expenses	(4,309)	(5,725)	(5,463)	(7,761)	-21.1%	-26.2%
INCOME BEFORE TAX	**278,501**	**575,454**	**231,220**	**266,957**	**20.4%**	**115.6%**
Social Contribution	(27,378)	(57,897)	(22,300)	(31,223)	22.8%	85.4%
Income Tax	(77,205)	(161,586)	(57,680)	(87,871)	33.9%	83.9%
INCOME BEFORE EXTRAORDINARY ITEMS MINORITY INTEREST AND REVERSALS	**173,918**	**355,971**	**151,240**	**147,863**	**15.0%**	**140.7%**
Extraordinary Item net of taxes	(8,160)	(16,320)	(8,132)	(16,264)	0.3%	0.3%
Minority interest	(12,063)	(20,310)	(9,503)	(9,953)	26.9%	104.1%
Reversal of interest on equity	81,256	81,256	3,180	3,180	2455.2%	2455.2%
NET INCOME FOR THE PERIOD	**234,951**	**400,597**	**136,785**	**124,826**	**71.8%**	**220.9%**
EBITDA	**554,232**	**1,061,122**	**427,286**	**848,162**	**29.7%**	**25.1%**

Gross revenue

The gross operating revenue returned in the quarter was R$ 2,752,306 thousand. The amount is 15.2% higher than the revenue returned in the equivalent period of the prior financial year if the adjustment of free energy in the amount of R$ 57,199 thousand in 2004 is ignored, since the amount does not affect net income for the financial year due to the compensation in other income accounts for the quarter ("Deductions from operating revenue" and "Cost of electric energy purchased for resale").

The principal factors that contributed towards this growth were the tariff increases in 2005 (for CPFL Paulista and RGE) and 2004 (for Piratininga) and the increase in the quantity of energy sold.

• Tariff increases

CPFL Paulista

In April 2005, ANEEL established an annual tariff increase at an average percentage of 17.74%. In addition, in July of 2005 the regulatory agency recognized an inconsistency that had occurred in the Annual Tariff Increase for 2005, related with the failure to pass through the amount of R$

41,206 thousands (net of PIS and COFINS) related with the purchase of electric energy from Itaipu. This amount is being monetarily restated and will be taken into account in the 2006 tariff increase. Up to June 30, 2005, the subsidiary CPFL Paulista recorded a pro rata revenue of R$ 10,450 thousand.

CPFL Piratininga

In October of 2004, ANEEL established on a provisional basis an average increase in the electric energy supply tariffs of 14.0% . In addition, the 2003 tariff review was altered, also on a provisional basis, from 18.08% to 10.51% .

RGE

In April of 2005, ANEEL established the annual tariff increase at an average percentage of 21.93% .

• Quantity of energy sold

In the 2nd quarter, we reported an increase in the quantity of energy sold of 7.9% in relation to the equivalent quarter of the prior year, highlighting the growth in the commercial and residential classes of 12.2% and 8.2% respectively. In addition to the better economic conditions, which resulted in an increase in job offers, income and in an increase in the country's industrial production, the higher temperatures recorded in this quarter also contributed to the increase in consumption.

With respect to the industrial class, it was observed that there was no significant variation, given the migration of free consumers. The effects of this migration are being mitigated through the significant retention at the subsidiary CPFL Brasil, which is a company that sells electric energy, and the revenue obtained from the availability of the electricity network (TUSD). Since these consumers continue to be connected to the concessionaire's distribution system in its region, they are billed for the use of the distribution network. The total billed in this quarter for revenues from the availability of the electricity network was R$ 113,568 thousand, representing a growth of R$ 59,012 thousand compared with the amounts billed in the equivalent period of 2004.

Cost of the electric energy service

In the second quarter of 2005, the costs of the electric energy service were R$ 1,005,832 thousand. If the adjustment of the homologated amount of free energy in 2004 is ignored, amounting to R$ 67,536 thousand, the costs show an 8.5% increase compared with the costs for the equivalent period of the prior financial year.

The cost increase is basically due to the increase in the quantity of energy purchased during the period (6.9%) .

Operating expenses

The manageable operating expenses, corresponding to the cost of personnel, materials, outside services and others, in the 2nd quarter of 2005 reached the amount of R$ 202,027 thousand. The expenses were 8.0% higher than the equivalent period of 2004, compatible with the variation in inflation during the period, measured by the IGP-M.

53

The reversal of the expense amounting to R$ 52,176 thousand in 2004 related with the amortization of the merged goodwill was due to an extension of the amortization term in June of 2004, backdated to January of that year. In addition, in 2005 the amortization of the merged goodwill related with the acquisition of CPFL Paulista and CPFL Piratininga began to be recorded under financial expense, as a result of application of the concept of CVM Instruction No.349/2001 as from December of 2004.

Expenses with the employee pension plan (Fundação CESP) recorded in this quarter amounting to R$ 22,410 thousand, showed a reduction of 53.7% compared with the amount recorded in the equivalent period of the prior financial year. The reduction is due to the review of the actuarial assumptions related with the mortality table and the rate of return expected from the plan's assets considered in the actuarial calculation.

The other variations between the quarters ended June 30, 2005 and 2004 are the result of expenses with CCC and CDE, which together totaled R$ 162,094 thousand, recording a 46.1% increase, due to the increase in the contributions levied and principally due to the amortization in 2005 of the CVA deferred in 2004.

Financial income

The net financial income in this quarter, without the impact of Interest on Equity, comprises an expense of around R$ 106,357 thousand, 24.2% lower than the expense returned in 2004, principally due to the increase in financial income as a result of the improvement in cash flow generation and the funds of the public offer in 2004, and due to the reduction in financial expenses as a result of the reduction in indebtedness and the variation of the IGP-M, an important indexer of the debt. This reduction was partially compensated by the change in amortization criteria of the goodwill on investment in June and December of 2004.

Net income and EBITDA

Based on the factors described above, the income returned in this quarter, after the effects of income tax and social contribution, was R$ 234,951 thousand, 71.8% higher than the income obtained for the equivalent period of 2004. For the half-years ended June 30 of 2005 and 2004, the net income returned was R$ 400,597 thousand and R$ 124,826 thousand respectively.

In the consolidated, the EBITDA (net income for the quarter, excluding the effects of the private pension plan, depreciation, amortization, financial income, social contribution, income tax, extraordinary item and reversal of interest on equity) for the 2nd quarter of 2005 was R$ 554,232 thousand, 29.7% higher than the EBITDA returned in the equivalent period of 2004.

09.01 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ	33.050.196/0001-88	PUBLIC SUBSIDIARY	94.94	40.94
COMMERCIAL, INDUSTRIAL AND OTHER		31,903,722,885			31,903,722,885
02	CPFL GERAÇÃO DE ENERGIA S.A.	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	24.83
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,772		199,351,285,592	
03	CPFL COMERCIALIZAÇÃO BRASIL LTDA	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		455,996		300,000	
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	0.13	0.02
COMMERCIAL, INDUSTRIAL AND OTHER		70,800,000		0	

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the first half of 2005, as well as the three years ended December 31, 2004, 2003 and 2002. The table does not include the costs of acquiring BAESA, Foz do Chapecó and ENERCAN in 2002.

	In million of R$			
		Year Ended December 31,		
	1. Half 2005	**2004**	**2003**	**2002**
Distribution				
CPFL Paulista	71	131	125	121
CPFL Piratininga	32	64	64	44
RGE	34	66	45	53
Total distribution	**137**	**261**	**234**	**218**
Generation	128	343	331	294
Commercialization	0	2	0	0
Total	**265**	**606**	**565**	**512**

We plan to make capital expenditures totaling approximately R$ 723 million in 2005 and approximately R$ 681 million in 2006. Of total budgeted capital expenditure over this period, R$ 627 million is for distribution and R$ 777 million is for generation.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Adittional information – New Market

Position of the shareholders of **CPFL Energia S/A** with more than 5% of the shares holding voting rights, as of August 3, 2005:

Shareholders	03/08/2005 (*) Common Shares	Partic - %
VBC Energia S.A.	172,743,224	37.48%
521 Participações S.A.	149,230,369	32.38%
Bonaire Participações S.A.	61,503,529	13.34%
BNDES Participações S.A.	23,005,251	4.99%
Treasury Shares	1	0.00%
Other shareholders	54,411,939	11.81%
Total	**460,894,313**	**100.00%**

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors and Fiscal Committee, as of August 03, 2005 and 2004:

Shareholders	August 3, 2005 (*) Common Shares	%	August 3, 2004 Common Shares	%
Controlling Shareholders	383,477,122	83.20%	3,977,852,885	96.58%
Executive Officers	44,971	0.01%	-	0.00%
Board of Directors	1,523	0.00%	22	0.00%
Fiscal Committee	-	0.00%	-	0.00%
Treasury Shares	1	0.00%	-	-
Other Shareholders	77,370,696	16.79%	140,845,070	3.42%
Total	**460,894,313**	**100.00%**	**4,118,697,977**	**100.00%**

Composition of market share (Free Float), as of August 03, 2005 and 2004:

Shareholders	August 3, 2005 (*) Common Shares	%	August 3, 2004 Common Shares	%
Executive Officers	44,971	0.01%	-	0.00%
Board of Directors	1,502	0.00%	-	0.00%
Other Shareholders	77,370,696	16.79%	140,845,070	3.42%
Total	**77,417,169**	**16.80%**	**140,845,070**	**3.42%**

(*) Between June 20 and July 27, 2005, the CPFL Geração shareholders could adjust their stock holdings, by type, in multiple lots of 1,622 shares by means of trading on the BOVESPA through any freely selected broker.
On July 25, 2005, the IFC converted the amount of its loan balance into shares, according to the Subscription Bonus issued by the Company on December 5, 2003.
For further information: see notes 24 and 30.
We present in these tables the shareholding position that takes into account all events up to August 3, 2005.

Equity position of Company shareholders with more than 5% of the voting capital, to individual level:

Shareholder's composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2005.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,551	100.00%	141,061	100.00%	3,264,612	100.00%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	**3,123,558**	**100.00%**	**141,061**	**100.00%**	**3,264,619**	**100.00%**

(a) VBC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(b)	Votorantim Energia Ltda.	3,166,839,246	33.34%	0	0.00%	3,166,839,246	33.34%
(c)	Bradesplan Participações S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	**9,500,517,745**	**100.00%**	**0**	**0.00%**	**9,500,517,745**	**100.00%**

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	515,467,904	63.87%
(f)	Cia Brasileira de Alumínio	225,393,870	27.93%
(g)	Cia de Luz e Força Santa Cruz	66,201,356	8.20%
	Total	**807,063,130**	**100.00%**

(c)Bradesplan Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(h)	Bradespar S/A	1,774,477,319	100.00%	0	0.00%	1,774,477,319	100.00%
	Other Shareholders	6	0.00%	0	0.00%	6	0.00%
	Total	**1,774,477,325**	**100.00%**	**0**	**0.00%**	**1,774,477,325**	**100.00%**

(d) Camargo Corrêa Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	129,617,320	100.00%	129,617,312	100.00%	259,234,632	100.00%
	Other Shareholders	0	0.00%	8	0.00%	8	0.00%
	Total	**129,617,320**	**100.00%**	**129,617,320**	**100.00%**	**259,234,640**	**100.00%**

(e) Votorantim Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(j)	Hejoassu Administração S/A	4,039,553,777	98.15%		0.00%	4,039,553,777	98.15%
	Other Shareholders	76,106,492	1.85%		0.00%	76,106,492	1.85%
	Total	**4,115,660,269**	**100.00%**	**0**	**0.00%**	**4,115,660,269**	**100.00%**

(f) Cia Brasileira de Alumínio

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Votorantim Participações S/A	711,334,410	99.74%	0	0.00%	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%	0	0.00%	1,874,557	0.26%
	Total	**713,208,967**	**100.00%**	**0**	**0.00%**	**713,208,967**	**100.00%**

(g) Cia de Luz e Força Santa Cruz

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Cia Brasileira de Alumínio	473,174,855	99.99%	38,101,909	100.00%	511,276,764	99.99%
	Other Shareholders	39,243	0.01%	0	0.00%	39,243	0.01%
	Total	**473,214,098**	**100.00%**	**38,101,909**	**100.00%**	**511,316,007**	**100.00%**

(h) Bradespar S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(l)	Cidade de Deus Cia Cial de Participações	11,220,806	36.59%	75,240	0.13%	11,296,046	12.92%
	Fundação Bradesco	4,544,826	14.82%	724,746	1.28%	5,269,572	6.03%
(m)	Gespar S/C Ltda	3,310,216	10.79%	3,032,850	5.34%	6,343,066	7.26%
(n)	NCF Participações S/A	4,286,878	13.98%	0	0.00%	4,286,878	4.90%
	Other Shareholders	7,303,400	23.82%	52,923,388	93.25%	60,226,788	68.89%
	Total	**30,666,126**	**100.00%**	**56,756,224**	**100.00%**	**87,422,350**	**100.00%**

(i) Camargo Corrêa S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(o)	Participações Morro Vermelho S/A	48,938	99.98%	93,099	100.00%	142,037	99.99%
	Other Shareholders	8	0.02%	1	0.00%	9	0.01%
	Total	**48,946**	**100.00%**	**93,100**	**100.00%**	**142,046**	**100.00%**

(j) Hejoassu Administração S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Espólio de José Ermírio de Moraes Filho	400,000	25.00%	0	0.00%	400,000	25.00%
(p)	AEM Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(q)	ERMAN Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(r)	MRC Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
	Total	**1,600,000**	**100.00%**	**0**	**0.00%**	**1,600,000**	**100.00%**

(l) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(t)	Nova Cidade de Deus Participações S/A	2,333,056,605	44.43%	0	0.00%	2,333,056,605	44.43%
	Fundação Bradesco	1,724,997,712	32.85%	0	0.00%	1,724,997,712	32.85%
	Lia Maria Aguiar	417,744,408	7.96%	0	0.00%	417,744,408	7.96%
	Lina Maria Aguiar	442,193,236	8.42%	0	0.00%	442,193,236	8.42%
	Other Shareholders	332,631,968	6.34%	0	0.00%	332,631,968	6.34%
	Total	**5,250,623,929**	**100.00%**	**0**	**0.00%**	**5,250,623,929**	**100.00%**

(m) Gespar S/C Ltda

Shareholders	Quotas	%
Jampur Trading International Soc Unipessoal Ltda (**1**)	195,895,531	99.98%
Espirito Santo Investimentos S/A	32,000	0.02%
Total	**195,927,531**	**100.00%**

(n) NCF Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(l)	Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(t)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	**57,087,916**	**100.00%**	**50,828,750**	**100.00%**	**107,916,666**	**100.00%**

60

(o) Participações Morro Vermelho S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%	0	0.00%	4,882,646	33.34%
Renata de Camargo Nascimento	4,882,646	33.33%	0	0.00%	4,882,646	33.33%
Regina de Camargo Pires Oliveira Dias	4,882,646	33.33%	0	0.00%	4,882,646	33.33%
Other Shareholders	191	0.00%	0	0.00%	191	0.00%
Total	**14,648,127**	**100.00%**	**0**	**100.00%**	**14,648,127**	**100.00%**

(p) AEM Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(s)	JEMF Participações S/A			300	33.34%	300	0.00%
(q)	ERMAN Participações S/A			300	33.33%	300	0.00%
(r)	MRC Participações S/A			300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(q) ERMAN Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(s)	JEMF Participações S/A			300	33.34%	300	0.00%
(p)	ERMAN Participações S/A			300	33.33%	300	0.00%
(r)	MRC Participações S/A			300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(r) MRC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S.A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(s)	JEMF Participações S/A			300	33.34%	300	0.00%
(q)	ERMAN Participações S/A			300	33.33%	300	0.00%
(p)	AEM Participações S/A			300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(s) JEMF Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
José Ermírio de Moraes Neto	3,500	33.34%	0	0.00%	3,500	33.30%
José Roberto Ermírio Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
Neide Helena de Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
AEM Participações S/A	0	0.00%	4	33.34%	4	0.04%
ERMAN Participações S/A	0	0.00%	4	33.33%	4	0.03%
MRC Participações S/A	0	0.00%	4	33.33%	4	0.03%
Total	10,500	100.00%	12	100.00%	10,512	100.00%

(t) Nova Cidade de Deus Participações Ltda

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	91,340,406	46.30%	209,037,114	98.35%	300,377,520	73.29%
(u)	Elo Participações S/A	105,932,096	53.70%	0	0.00%	105,932,096	25.85%
	Caixa Beneficiente Fun.do Bradesco	0	0.00%	3,511,005	1.65%	3,511,005	0.86%
	Total	197,272,502	100.00%	212,548,119	100.00%	409,820,621	100.00%

(u) Elo Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	6,769,981	5.63%	0	0.00%	6,769,981	3.68%
Other Shareholders	113,556,200	94.37%	63,996,077	100.00%	177,252,277	96.32%
Total	**120,326,181**	**100.00%**	**63,696,077**	**100.00%**	**184,022,258**	**100.00%**

Shareholder's composition of **521 Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,593	15.70%	0	0.00%	377,593	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%	0	0.00%	2,027,402	84.30%
Other Shareholders	5	0.00%	0	0.00%	5	0.00%
Total	**2,405,000**	**100.00%**	**0**	**0.00%**	**2,405,000**	**100.00%**

Shareholder's composition of **Bonaire Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Energia Fundo de Investimento em Participações	66,728,870	98.54%	0	0.00%	66,728,870	98.54%
Energia II Fundo de Investimento de Ações	991,731	1.46%	0	0.00%	991,731	1.46%
Other Shareholders	7	0.00%	0	0.00%	7	0.00%
Total	**67,720,608**	**100.00%**	**0**	**0.00%**	**67,720,608**	**100.00%**

Shareholder's composition of **BNDES Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Banco Nacional de Desenv.Econômico e Social (2)	1	100.00%	0	0.00%	1	100.00%
Total	**1**	**100.00%**	**0**	**0.00%**	**1**	**100.00%**

(1) Foreign capital company.
(2) State agency – Brazilian Federal.

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1. We have performed a special review of the accompaying interim financial statements of CPFL Energia S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2005, and the related statements of operations for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. The interim financial statements for the quarter and six-month period ended June 30, 2005 and the balance sheet as of March 31, 2005 of the subsidiary Rio Grande Energia S.A. – RGE were reviewed by other independent auditors whose review reports thereon, dated July 26, 2005 and April 25, 2005, respectively, did not contain qualifications. Those auditors also issued a review report, dated January July 20, 2004, on the interim financial statements as of June 30, 2004, containing a qualification with respect to the deferral of exchange losses, and an emphasis of matter paragraph on the receivables and payables arising from energy transactions made within the Wholesale Energy Market (MAE), whose financial settlement depended on final approval from the National Electric Energy Agency (ANEEL) and authorization from MAE. Our reviews, insofar as they relate to (a) total assets of this subsidiary as of June 30, 2005 and March 31, 2005, which represent 9.9% and 9.6%, respectively, of the consolidated total assets; (b) result for the six-month periods ended June 30, 2005 and 2004, which represent 3.2% and 0.8%, respectively, of the consolidated total balances, and (c) the investment recorded under the equity method in the individual interim financial statements of its parent company Companhia Paulista de Força e Luz, with effect on the investment balance of that company recorded by the Company, are based solely on the review reports of those independent auditors.

3. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4. Based on our special reviews and on the reports of the other independent auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5. As mentioned in Notes 14 and 15 to the interim financial statements, certain subsidiaries changed, as of June 30, 2004 and retroactive to January 1, 2004, the percentage for amortization of goodwill on acquisition of investments and downstream merger, from 10% per year to a variable annual percentage determined based on the future profitability projection during the remaining periods of their concessions. In addition, the balances of goodwill on the downstream merger were reclassified from deferred charges to property, plant and equipment.

6. As discussed in Note 3 - item (b) to the interim financial statements, the status of the tariff revisions and adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga is as follows: (i) the National Electric Energy Agency (ANEEL) definitively changed, on April 6, 2005, the percentage related to the periodic tariff revision of 2003 for CPFL Paulista. In addition, CPFL Paulista recognized the amount of R$ 22,398 thousand, in noncurrent assets, related to the difference between the depreciation rate of 4.64% p.a., used by ANEEL to calculate the "quota de reintegração" (regulatory depreciation – accounting depreciation), and the percentage of 4.85%, calculated by CPFL Paulista based on the information provided to the concession authority. Considering this situation, which will require additional discussions between CPFL Paulista and ANEEL, CPFL Paulista's periodic tariff revision of April 2003 continues to be provisional regarding the depreciation rate used, although subject to change; (ii) ANEEL provisionally changed, on October 18, 2004, the percentage related to the 2003 periodic tariff revision of the subsidiary Companhia Piratininga de Força e Luz, and also provisionally granted the tariff adjustment for application in energy sale tariffs, in the period from October 23, 2004 to October 22, 2005. Considering the provisional nature of this tariff adjustment and revision, they are subject to possible changes upon their definitive ratification.

7. We had previously reviewed the balance sheets as of March 31, 2005 (Company and Consolidated), presented for comparative purposes, and our review report thereon, dated April 25, 2005, contained emphasis of matter paragraphs similar to paragraphs 5 and 6, and an emphasis of matter paragraph regarding the recording, by certain subsidiaries, of regulatory assets and liabilities that are pending ANEEL ratification, as mentioned in Note 3, and that therefore are subject to changes upon their definitive ratification. The statements of operations (Company and Consolidated) for the quarter and six-month period ended June 30, 2004, presented for comparative purposes, were reviewed by us and our review report thereon, dated July 23, 2004, contained an emphasis of matter paragraph related to transactions within the Wholesale Energy Market (MAE), whose amounts may be subject to change due to lawsuits then pending. This matter and its current status are discussed in Note 5 to the interim financial statements.

8. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 26, 2005

DELOITTE TOUCHE TOHMATSU   José Carlos Amadi
Auditores Independentes   Engagement Partner

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz ("CPFL Paulista") is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of June 30, 2005, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A., is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of June 30, 2005, filed at CVM (Brazilian Securities Commission).

The subsidiary Companhia Piratininga de Força e Luz, is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of June 30, 2005, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.02 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$, except for per share data)

1 – Code	2 – Description	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5 - 04/01/2004 to 06/30/2004	5 - 04/01/2004 to 06/30/2004
3.01	Operating revenues	343,791	640,083	203,115	392,141
3.02	Deductions	(45,584)	(85,611)	(25,460)	(45,107)
3.02.01	ICMS	(13,791)	(26,379)	(6,631)	(11,491)
3.02.02	PIS	(5,663)	(10,551)	(3,354)	(6,471)
3.02.03	COFINS	(26,084)	(48,602)	(15,424)	(27,065)
3.02.04	ISS	(46)	(79)	(51)	(80)
3.03	Net operating revenues	298,207	554,472	177,655	347,034
3.04	Cost of sales and/or services	(238,241)	(433,929)	(145,661)	(267,760)
3.04.01	Electricity purchased for resale	(234,762)	(428,031)	(143,234)	(263,392)
3.04.02	Material	(346)	(611)	(20)	(184)
3.04.03	Outside services	(3,133)	(5,287)	(2,352)	(4,072)
3.04.04	Other	0	0	(55)	(112)
3.05	Gross operating income	59,966	120,543	31,994	79,274
3.06	Operating Expenses/Income	(718)	(2,376)	(1,135)	(1,601)
3.06.01	Selling	(2,671)	(5,990)	(1,586)	(3,056)
3.06.02	General and administrative	(22)	(22)	0	0
3.06.03	Financial	1,975	3,636	451	1,455
3.06.03.01	Financial income	3,756	6,586	1,909	4,240
3.06.03.02	Financial expenses	(1,781)	(2,950)	(1,458)	(2,785)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0

3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	59,248	118,167	30,859	77,673
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	59,248	118,167	30,859	77,673
3.10	Income tax and social contribution	(20,001)	(40,042)	(10,496)	(26,411)
3.10.01	Social contribution	(5,297)	(10,603)	(2,780)	(6,994)
3.10.02	Income tax	(14,704)	(29,439)	(7,716)	(19,417)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	39,247	78,125	20,363	51,262
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	455,996	455,996	300,000	300,000
	EARNINGS PER SHARE	86.06874	171.32826	67.87667	170.87333

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Gross revenue

The increase in Gross revenue of R$ 343,791 in the 2nd quarter of 2005 (R$ 203,115 in the equivalent period of 2004) was principally a result of the operational growth in the sale of energy to free clients and other concessionaires and license holders.

4,045 GWh were sold in the 2nd quarter of 2005, against 2,500 GWh in the equivalent period of the prior year.

Income

The increase in net income in this quarter to R$ 39,247 (R$ 20,363 in the equivalent period of 2004) was a direct result of the growth in operations.

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	8
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	45
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	46
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	47
07	01	CONSOLIDATED INCOME STATEMENT	49
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	52
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	55
15	01	INVESTMENTS	56
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	57
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	64
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	66
		CPFL GERAÇÃO DE ENERGIA S.A.	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	66
		CPFL COMERCIALIZAÇÃO BRASIL LTDA	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	66
		COMPANHIA PIRATININGA DE FORÇA E LUZ	
18	02	INCOME STATEMENT OF SUBSIDIARIES	67
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES/AFFILIATED COMPANY	69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2005

CPFL ENERGIA S.A.

By: /s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO

Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.